ZEN GRAPHENE SOLUTIONS LTD.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 27, 2021

Dated August 19, 2021

ZEN GRAPHENE SOLUTIONS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual meeting (the "Meeting") of the shareholders ("Shareholders") of Zen Graphene Solutions Ltd. (the "Corporation") will be held at Delta Guelph Hotel, 50 Stone Rd W, Guelph, ON N1G 0A9, on Monday, September 27, 2021 at 4:00 p.m. (Eastern Standard Time), for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended March 31, 2021 and the report of the auditors thereon;

2. to appoint McGovern Hurley, LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

3. to elect the directors of the Corporation for the ensuing year;

4. to consider and, if deemed advisable, to pass an ordinary resolution approving the adoption of the Corporation's omnibus long-term incentive plan;

5. to consider and, if deemed advisable, to pass, with or without variation, a special resolution to amend the articles of amendment of the Corporation to change the name of the Corporation to such name as the directors of the Corporation, in their sole discretion, may determine and as may be acceptable to the Director appointed under the Business Corporations Act (Ontario), as more fully described in the accompanying management information circular;

6. to consider and, if deemed advisable, to pass an ordinary resolution to approve a change of business pursuant to the policies of the TSX Venture Exchange such that the

Corporation will cease to be classified as a "Mining Issuer" and will instead be classified by the TSX Venture Exchange as an "Industrial, Technology, or Life Sciences Issuer";

7. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of the shareholders of the Corporation authorising the Corporation to make an application to voluntarily delist the common shares of the Corporation from the TSX

Venture Exchange and to apply to list the Corporation's common shares on one or more alternative stock exchanges in Canada or the United States, as more fully described in the accompanying management information circular;

8. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve, for the ensuing year, the Corporation's incentive stock option plan that was adopted on August 1, 2010; and

9. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the management information circular of the Corporation under the section entitled Matters to be Acted Upon.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is Friday, August 13, 2021 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

COVID-19 GUIDANCE

In the context of the effort to mitigate potential risk to the health and safety associated with COVID-19 and in compliance with the orders and directives of the Government of Canada, the Province of Ontario and the City of Guelph, the shareholders are being discouraged from attending the Meeting in person. All shareholders are encouraged to vote on the matters before the Meeting by proxy in the manner set out herein and in the accompanying management information circular of the Corporation dated August 19, 2021 (the "Circular"). If a shareholder wishes to attend to Meeting in person, shareholders must provide the Corporation with proof that they have been fully vaccinated against the COVID-19 virus.

Voting

All Shareholders are invited to attend the Meeting and may attend in person or may be represented by proxy. A "beneficial" or "non-registered" Shareholder will not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person, or any adjournments or postponements thereof, are requested to complete, date and sign the enclosed form of proxy (registered holders) or voting instruction form (beneficial holders) and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be mailed or faxed so as to reach or be deposited with Capital Transfer Agency ULC (in the case of registered holders) at 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2, Fax Number: 416.350.5008, prior to the Proxy Deadline, failing which such votes may not be counted, or your intermediary (in the case of beneficial holders) with sufficient time for them to file a proxy by the Proxy Deadline.

NOTICE-AND-ACCESS

Notice is also hereby given that the Corporation has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of common shares of the Corporation (the "Non-Registered Holders") and for registered shareholders. The notice-and-access method of delivery of meeting materials allows the Corporation to deliver the meeting materials over the internet in accordance with the notice-and-access rules adopted by the Ontario Securities Commission under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered shareholders will receive a form of proxy and the Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the notice of Meeting, the management information circular, the annual consolidated financial statements of the Corporation for the financial year ended March 31, 2021 and related management's discussion and analysis and other meeting materials (collectively the "Meeting Materials"), shareholders receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Corporation will not be adopting stratification procedures in relation to the use of notice-and access provisions.

Websites Where Meeting Materials Are Posted:

Meeting Materials can be viewed online under the Corporation's profile at www.sedar.com or on the Corporation's website of Capital Transfer Agency ULC, the Corporation's transfer agent and registrar, at www.annualgeneralmeetings.com. The Meeting Materials will remain posted on the Capital Transfer Agency ULC's website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the Capital Transfer Agency ULC's website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning notice-and-access, please contact the Corporation's transfer agent and registrar, Capital Transfer Agency ULC, by calling toll free at 1-844-499-4482 or by email at info@capitaltransferagency.com . Requests should be received by 4:00 p.m. (Eastern time) on Monday, September 20, 2021 in order to receive the Meeting Materials in advance of the Meeting.

The accompanying management information circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of annual and special meeting. Additional information about the Corporation and its financial statements are also available on the Corporation's profile at www.sedar.com.

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR BEFORE VOTING.

DATED this 19th day of August, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF

ZEN GRAPHENE SOLUTIONS LTD.

"Dr. Francis Dubé"
Dr. Francis Dubé
Chair of the Board of Directors

EXHIBIT A

SPECIAL RESOLUTIONS OF THE SHAREHOLDERS

OF

ZEN GRAPHENE SOLUTIONS LTD. (THE "CORPORATION")

AMENDMENT TO ARTICLES - NAME CHANGE

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the articles of the Corporation be amended to change the name of the Corporation to such name as the directors of the Corporation, in their sole discretion, may determine and as may be acceptable to the Director appointed under the Business Corporations Act (Ontario);

2. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they are hereby, authorized and directed to revoke this resolution at any time prior to the issue of a certificate of amendment giving effect to the articles of amendment and to determine not to proceed with the amendment of the articles of the Corporation without further approval of the shareholders of the Corporation; and

3. any director or officer of the Corporation be and he or she is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, including, without limitation, the execution and delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

ZEN GRAPHENE SOLUTIONS LTD.

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION RESPECTING THE MEETING

Solicitation of Proxies

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Zen Graphene Solutions Ltd. (the "Corporation") for use at the annual meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of the Corporation to be held on Monday, September 27, 2021 at 4:00 p.m. (Eastern Standard Time) at Delta Guelph Hotel, 50 Stone Rd W, Guelph, ON N1G 0A9 for the purposes set forth in the accompanying notice of annual meeting of Shareholders (the "Notice of Meeting"). It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Corporation by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of the solicitation of proxies will be borne by the Corporation.

Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related materials to the beneficial owners of the Common Shares. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy-related materials to such beneficial owners of such securities.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

In this Circular, unless otherwise indicated, all dollar amounts "$" are expressed in Canadian dollars.

Except where otherwise indicated, the information contained in this Circular is as of August 19, 2021.

COVID-19 GUIDANCE

In the context of the effort to mitigate potential risk to the health and safety associated with COVID-19 and in compliance with the orders and directives of the Government of Canada, the Province of Ontario and the City of Guelph, the shareholders are being discouraged from attending the Meeting in person. All shareholders are encouraged to vote on the matters before the Meeting by proxy in the manner set out herein and in the Notice of Meeting and in this Circular. If a shareholder wishes to attend to Meeting in person, shareholders must provide the Corporation with proof that they have been fully vaccinated against the COVID-19 virus.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxies

A Shareholder who is unable to attend the Meeting, in person is requested to complete and sign the enclosed form of proxy and to deliver it to Capital Transfer Agency ULC: (i) by mail or hand delivery to 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2; or (ii) by facsimile at 416.350.5008; and (iii) by Email at info@capitaltransferagency.com. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 4:00 p.m. (Eastern Standard Time) on Thursday, September 23, 2021. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late instruments of proxy.

If you are a beneficial holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The document appointing a proxy must be in writing and executed by the Shareholders or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are officers of the Corporation. A Shareholder submitting a form of proxy has the right to appoint a person (who need not be a Shareholder) to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the Shareholder's appointee should be legibly printed in the blank space provided. In addition, the Shareholder should notify the appointee of the appointment, obtain his or her consent to act as appointee and instruct the appointee on how the Shareholder's Common Shares are to be voted. Shareholders who are not registered shareholders should refer to "Notice to Beneficial Holders of Common Shares" below.

Revocation of Proxy

A Shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy personally attends the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney or authorized agent and deposited with Capital Transfer Agency ULC at any time up to 4:00 p.m. (Toronto time) on Thursday, September 23, 2021 (i) by mail or by hand delivery to 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2; or, (ii) by facsimile to 416.350.5008,or (iii) by Email at info@capitaltransferagency.com, or deposited with the Secretary of the Corporation before the commencement of the Meeting, or any adjournment thereof, and upon either of those deposits, the proxy will be revoked.

Notice to Beneficial Holders of Common Shares

The information set out in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting or any adjournment(s) thereof. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name in the records of the Corporation. Those Common Shares will most likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can be voted (for or against resolutions or withheld from voting) only upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. Subject to the following discussion in relation to NOBOs (as defined herein), the Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co., a broker or another nominee, are held.

There are two categories of Beneficial Shareholders under applicable securities regulations for purposes of dissemination to Beneficial Shareholders of proxy-related materials and other security holder materials and requests for voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners ("NOBOs") are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Canadian Securities Laws restricts the use of that information to matters strictly relating, to the affairs of the Corporation. Objecting beneficial owners ("OBOs") are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

In accordance with the requirements of NI 54-101, the Corporation has elected to send the proxy-related materials for use in connection with the Meeting (the "Meeting Materials") via Notice-and-Access. NOBOs who are resident in the United States will directly receive Meeting Materials. The Corporation will not be mailing the Meeting, Materials to the OBOs. The Corporation does not intend to pay for intermediaries to forward the Meeting Materials to OBOs, and an OBO will not receive the Meeting Materials unless the OBO's intermediary assumes the cost of delivery.

Applicable securities regulations require intermediaries, on receipt of Meeting Materials that seek voting, instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings on Form 54-101F7. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting or any adjournment(s) thereof. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to appoint to attend the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54- 101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54- 10IF7 or this Circular. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a voting instruction form in lieu of a form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number to vote the shares held by them or access Broadridge's dedicated voting website to deliver their voting instructions. Broadridge will then provide aggregate voting instructions to the Corporation's transfer agent and registrar, which will tabulate the results and provide appropriate instructions respecting the voting of Common Shares to be represented at the Meeting or any adjournment thereof.

All references to Shareholders in this Circular, instrument of proxy and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

Voting

Common Shares represented by any properly executed proxy in the accompanying form will be voted for or against, or withheld from voting, as the case may be, on any ballot that may be called for in accordance with the instructions given by the Shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the applicable notice of meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management of the Corporation does not know of any such amendments, variations or other matters to come before the Meetings. However, if any other matters that are not now known to management should properly come before the Meetings, the form of proxy will be voted on such matters in accordance with the best judgment of the named proxies.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, no director or executive officer of the Corporation who has held such position at any time since the beginning of the Corporation's last financial year, each proposed nominee for election as a director of the Corporation, and associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of August 19, 2021, there are 89,189,935 Common Shares issued and outstanding.

Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed at Friday, August 13, 2021 (the "Record Date"). All such holders of record of Common Shares on the Record Date are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation's transfer agent, Capital Transfer Agency Inc., within the time specified in the Notice, to attend and to vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Corporation.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation's executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Corporation's Chief Executive Officer, Chief Financial Officer, and, if applicable, its three most highly compensated individuals acting as, or in a like capacity as, executive officers of the Corporation whose total compensation for the most recently completed financial year was individually equal to more than $150,000 (the "NEOs" or "Named Executive Officers"), during, the Corporation's most recently complete financial year, being the financial year ended March 31, 2021 (the "Last Financial Year"). The only NEOs of the Corporation during the Last Financial Year were Francis Dube, Executive Chairman of the Corporation, Brian Bosse, Chief Financial Officer of the Corporation, Greg Fenton, Chief Executive Officer of the Corporation and Peter Wood, President of the Corporation.

Compensation Committee

The compensation committee of the Board ("Compensation Committee") is currently comprised of three directors, namely Greg Fenton (Chair), Frank Klees and Eric Wallman CPA, CA. Messrs. Klees and Wallman are independent within the meaning of Canadian Securities Administrator's National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101").

The Compensation Committee's purpose is, among other things, to: (i) review and make recommendations to the Board at least annually regarding, the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity- based plans, bonus plans, pension plans (if any), executive stock option plans (including the Corporation's incentive stock option plan) and grants, and benefit plans; (ii) have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention; (iii) review and approve at least annually all compensation arrangements with the senior executives of the Corporation; (iv) review and approve at least annually all compensation arrangements with the directors of the Corporation; and (v) review the executive compensation sections disclosed in the Corporation's management proxy circular distributed to the Shareholders in respect of the Corporations annual meetings of Shareholders.

Compensation Process

The Board relies on the knowledge and experience of the directors thereon and the members of the Compensation Committee to set appropriate levels of compensation for senior officers. Neither the Corporation nor the Board, nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining, or recommending the amount or form of senior officer compensation.

The Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, consulting fees and prior awards under the Corporation's stock option plan) and recommends to the Board the NEOs' compensation packages. The Compensation Committee's recommendations regarding NEO compensation are presented to the independent members of the Board for their consideration and approval.

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to attract, motivate and retain top quality individuals at the executive level. The program is designed to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives and financial resources, and with the view of aligning the financial interests of the senior officers with the financial interests of the shareholders of the Corporation.

Compensation Program Design and Analysis of Compensation Decisions

Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base Salary and/or Consulting Fees	Attract and Retain	Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Stock Options	Motivate and Reward Align interests with shareholders	Long-term incentives motivate and reward senior officers to increase shareholder value by the achievement of long- term corporate strategies and objectives.

Performance and Compensation

The Corporation is an emerging nano-technology company and has not generated any revenue from operations to date. As a result, the use of traditional performance standards such as corporate profitability is not considered by the Board or Compensation Committee to be appropriate in the evaluation of corporate or NEO performance. The compensation of senior officers is based, in part, on achievement of the Corporation's business plans. The Board did not establish any quantifiable criteria during the Last Financial Year with respect to base compensation payable or the amount of equity compensation granted to NEOs and did not benchmark against a peer group of companies.

Base Salaries and Consulting Fees

The Corporation provides senior officers with base salaries or consulting fees which represent their minimum compensation for services rendered, or expected to be rendered. NEOs' base compensation depends on the scope of their experience, responsibilities, leadership skills, performance, length of service, generally industry trends and practices competitiveness, and the Corporation's existing financial resources. Base salaries are reviewed annually by the Compensation Committee.

Stock Options

The grant of options pursuant to the Corporation's stock option plan is an integral component of the compensation arrangements of the senior officers of the Corporation. The Board believes that the grant of options to senior officers and common share ownership by such officers serves to motivate such officers to strive towards achievement of the Corporation's long-term strategic objectives, which will benefit all shareholders of the Corporation. Options are awarded to employees of the Corporation by the Board, based on the recommendations of the Compensation Committee. Decisions with respect to options granted are based upon the individual's level of responsibility and their contribution towards the Corporation's goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Board considers the overall number of options that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of options and the size of such grants.

Compensation Risk Considerations

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Corporation believes the programs are balanced and do not motivate unnecessary or excessive risk taking. The Corporation does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation, as of the date of hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Base salaries are fixed in amount thus do not encourage risk taking. While annual incentive awards focus on the achievement of short term or annual goals and short- term goals may encourage the taking of short-term risks at the expense of long term results, the Corporation's annual incentive award program represents a small percentage of employee's compensation opportunities. Annual incentive awards are based on various personal and company-wide achievements. Such performance goals are subjective and include achieving individual and/or corporate targets and objectives, as well as general performance in day-to-day corporate activities which would trigger the award of a bonus payment to the NEO. The determination as to whether a target has been met is ultimately made by the Board (after receiving recommendations of the Compensation Committee) and the Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate. Funding of the annual incentive awards is capped at the Corporation level and the distribution of funds to the executive officers is at the discretion of the Compensation Committee. Stock option awards are important to further align employees' interests with those of the Shareholders. The ultimate value of the awards is tied to the Corporation's stock price and since awards are staggered and subject to long-term vesting schedules, they help ensure that NEOs have significant value tied in long-term stock price performance.

Summary Compensation Table

The following tables provides information for the Last Financial Year and the year ended March 31, 2020 regarding compensation earned by each of the following NEOs:

Name and principal position	Year Ended March 31	Salary ($)	Salary earned but paid after year end ($)	Share- based awards ($)	Black-Scholes valued Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
						Annual incentive plans	Long-term incentive plans
Francis Dube(2), Chairman and Former Chief Executive Officer	2021	125,000	Nil	Nil	723,500	N/A	N/A	N/A	Nil	848,500
	2020	90,000	Nil	Nil	68,000	N/A	N/A	N/A	Nil	158,000
Brian Bosse, Chief Financial Officer	2021	89,667	Nil	Nil	441,000	N/A	N/A	N/A	Nil	530,667
	2020	91,866	Nil	Nil	34,000	N/A	N/A	N/A	Nil	125,866
Peter Wood, President	2021	180,000	Nil	Nil	430,000	N/A	N/A	N/A	Nil	610,000
	2020	180,000	Nil	Nil	17,000	N/A	N/A	N/A	Nil	197,000
Greg Fenton(2) Chief Executive Officer and Director	2021	137,500	Nil	Nil	768,500	N/A	N/A	N/A	Nil	893,500
	2020	39,900	Nil	Nil	51,000	N/A	N/A	N/A	Nil	90,900
James Jordan VP, Operations	2021	120,000	Nil	Nil	118,500	N/A	N/A	N/A	Nil	238,500
	2020	87,500	Nil	Nil	Nil	N/A	N/A	N/A	Nil	87,500
Dr. Colin van der Kuur VP, Science and Research	2021	74,893	Nil	Nil	220,500	N/A	N/A	N/A	Nil	295,393
	2020	15,000	Nil	Nil	8,500	N/A	N/A	N/A	Nil	23,500

Notes:

(1) The Corporation selected the Black-Scholes model to determine the value of the options given its prevalence of use within North America. This is consistent with the accounting values used in the

Corporation's financial statements.

(2) Dr. Dube resigned as the Chief Executive Officer of the Corporation on December 8, 2020. Mr. Fenton was appointed the Chief Executive Officer in his stead.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of March 31, 2021:

Outstanding Share Awards and Option Awards

		Option-based Awards			Share-based Awards
Name	Number of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share awards that have not vested ($)
Francis Dube	400,000	0.50	July 3, 2023	852,000
	400,000	0.40	July 17, 2024	892,000
	50,000	0.40	May 8, 2025	111,500	N/A	N/A
	150,000	0.75	October 6, 2025	282,000
	300,000	3.32	December 30, 2025	Nil
Brian Bosse	400,000	0.50	July 3, 2023	852,000
	200,000	0.40	July 17, 2024	446,000	N/A	N/A
	50,000	0.40	May 8, 2025	111,500

	200,000	3.32	December 30, 2025	Nil
Peter Wood
	100,000	0.72	July 5, 2021	191,000
	150,000	0.53	August 13, 2023	315,000	N/A	N/A
	200,000	3.32	December 30, 2023	Nil
	100,000	0.40	July 17, 2024	223,000
Greg Fenton	200,000	0.50	July 3, 2023	426,000
	200,000	0.53	August 13, 2023	420,000
	300,000	0.40	July 17, 2024	669,000
	50,000	0.40	May 8, 2025	111,500	N/A	N/A
	250,000	0.75	October 6, 2025	470,000
	300,000	3.32	December 30, 2025	Nil
James Jordan	150,000	0.72	July 5, 2021	286,500
	150,000	0.53	August 13, 2023	315,000
	50,000	3.32	December 30, 2023	Nil	N/A	N/A
	50,000	0.40	May 8, 2025	111,500

		Option-based Awards			Share-based Awards
Name	Number of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share awards that have not vested ($)
Dr. Colin van der Kuur	50,000	0.50	July 3, 2023	106,500
	50,000	0.40	November 14, 2023	111,500
	100,000	1.64	December 9, 2023	99,000
	50,000	3.32	December 30, 2023	Nil	N/A	N/A
	50,000	0.40	July 17, 2024	111,500
	100,000	0.40	May 8, 2025	223,000

Note:

(1) Aggregate dollar amount of in-the-money unexercised options held as at March 31, 2021. This figure is computed based on the difference between the market value of the Common Shares on the TSX Venture Exchange as at March 31, 2021 and the exercise price of the option. The closing price of the Common Shares on the TSX Venture Exchange on March 31, 2021 was $2.63.

The following table provides information regarding the value vested or earned on incentive plan awards for each NEO during the year ended March 31, 2021:

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Francis Dube	56,833	N/A	N/A
Brian Bosse	38,167	N/A	N/A
Peter Wood	9,333	N/A	N/A
Greg Fenton	47,500	N/A	N/A
James Jordan	Nil	N/A	N/A
Dr. Colin van der Kuur	4,667	N/A	N/A

Notes:

(1) Calculated based on the closing price of the Common Shares on the TSX Venture Exchange at the vesting date less the exercise price of the vested options multiplied by the number of vested options.

Pension Plan Benefits

As at the date of this Circular, the Corporation does not have any pension plans.

Termination and Change of Control Benefits

Employment Agreements

In the event of termination of either the Chief Executive Officer ("CEO") or the Chief Financial Officer ("CFO"), the Corporation is obligated to pay all regular amounts owing to the outgoing CEO or CFO as well as an amount equal to six months of the agreed upon annual salary. Additionally, should the CEO or CFO resign as a result of a change in control, the Corporation is obligated to pay the outgoing CEO or CFO an amount equal to the balance of the annual salary for the unserved term of the employment agreement plus four month's salary for each full or partial year of service by the CEO or CFO.

Director Compensation

The Board determines the level of compensation for directors based on recommendations from the Compensation Committee. The Board reviews directors' compensation as needed, taking into account time commitment, risks and responsibilities to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director and makes adjustments as deemed necessary.

As of the date hereof, the Board has not adopted a cash compensation program for its directors with respect to general director's duties, meeting attendance, or for additional service on Board committees. However, directors are reimbursed for all reasonable out- of-pocket expenses incurred in attending Board, committee or shareholder meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Directors may receive option grants as determined by the Board pursuant to the Plan. The exercise price of such options is determined by the Board, but shall in no event be less than the market price of the Common Shares at the time of the grant of the options.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation's directors, other than the NEOs, during the financial year ended March 31, 2021:

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Eric Wallman	Nil	Nil	226,000	Nil	Nil	Nil	226,000
Frank Klees	Nil	Nil	226,000	Nil	Nil	Nil	226,000

Notes:

(1) Dr. Dube, Mr. Fenton and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2021. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Circular.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of March 31, 2021:

Outstanding Share Awards and Option Awards

		Option-based Awards			Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share- based awards that have not vested ($)
Eric Wallman	250,000 50,000 50,000 50,000 100,000	0.50 0.53 0.40 0.40 3.32	July 3, 2023 August 13, 2023 July 17, 2024 May 8, 2025 December 30, 2025	532,500 105,000 111,500 111,500 Nil	N/A	N/A
Frank Klees	250,000 50,000 50,000 100,000	0.53 0.40 0.40 3.32	August 13, 2023 July 17, 2024 May 8, 2025 December 30, 2025	525,000 111,500 111,500 Nil	N/A	N/A

Notes:

(1) Dr. Dube, Mr. Fenton and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2021. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Circular.

(2) Aggregate dollar amount of in-the-money unexercised options held as at March 31, 2021. This figure is computed based on the difference between the market value of the Common Shares on the TSX Venture Exchange as at March 31, 2021 and the exercise price of the option. The closing price of the Common Shares on the TSX Venture Exchange on March 31, 2021 was $2.63.

The following table provides information regarding the value vested or earned on incentive plan awards for each director during the year ended March 31, 2021:

Incentive Plan Awards - Value Vested or Earned During the Year

Name(1)	Option awards - Value vested during the year(2) ($)	Share awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Eric Wallman	24,167	Nil	Nil
Frank Klees	24,167	Nil	Nil

Notes:

(1) Dr. Dube, Mr. Fenton and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2021. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Circular.

(2) Calculated based on the closing price of the Common Shares on the TSX Venture Exchange at the vesting date less the exercise price of the vested options multiplied by the number of vested options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

Stock Option Plan

The Corporation adopted an incentive stock option plan dated August 1, 2010 (the "Plan"), and the Plan is the Corporation's only equity compensation plan. As of the date of this Circular, the Corporation has 6,873,334 options outstanding to purchase Common Shares. The plan was last approved by shareholders at the Corporation's last annual meeting of Shareholders on September 28, 2020.

The Plan is a rolling stock option plan, under which 10% of the outstanding Common Shares at any given time are available for issuance thereunder. The purpose of the Plan is to advance the interests of the Corporation by (i) providing certain employees, officers, directors or consultants of the Corporation (collectively, the "Optionees") with additional performance incentives; (ii) encouraging Common Share ownership by the Optionees; (iii) increasing the proprietary interest of the Optionees in the success of the Corporation; (iv) encouraging the Optionees to remain with the Corporation; and (v) attracting new employees, officers, directors and consultants to the Corporation.

The following information is intended to be a brief description and summary of the material features of the Plan.

(b) The aggregate maximum number of Common Shares available for issuance from treasury under the Plan and all of the Corporation's other security based compensation arrangements at any given time is 10% of the outstanding Common Shares as at the date of grant of an option under the Plan, subject to adjustment or increase of such number pursuant to the terms of the Plan. Any Common Shares subject to an option which has been granted under the Plan and which has been cancelled, repurchased, expired or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan.

(c) The exercise price of an option shall be determined by the Board at the time each option is granted, provided that such price shall not be less than (i) if the Common Shares are listed on the TSX Venture Exchange ("TSX- V"), the last closing price of the Common Shares on the TSX-V; or (ii) if the Common Shares are not listed on the TSX-V, in accordance with the rules of the stock exchange on which the Common Shares are listed at the time of the grant; or (iii) if the Common Shares are not listed on any stock exchange, the minimum exercise price as determined by the Board.

(d) The aggregate number of Common Shares reserved for issuance pursuant to options granted to insiders of the Corporation at any given time, or within a 12 month period, shall not exceed 10% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained. The aggregate number of Common Shares reserved for issuance pursuant to options granted to any one person or entity within any 12 month period shall not exceed 5% of the total number of the Common Shares then outstanding unless disinterested shareholder approval is obtained.

(e) The Board may determine when any option will become exercisable and may determine that the option will be exercisable immediately upon the date of grant, or in instalments or pursuant to a vesting, schedule. However, unless the Board determines otherwise, options issued pursuant to the Plan are generally subject to a vesting schedule as follows: (i) ⅓ upon the date of grant; (ii) ⅓ upon the first anniversary of the date of grant; and (iii) ⅓ upon the second anniversary of the date of grant.

(f) In the event an Optionee ceases to be eligible for the grant of options under the Plan, options previously granted to such person will cease to be exercisable within a period of 90 days after the date such person ceases to be eligible under the Plan, or such longer or shorter period as determined by the Board, provided that no option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such option; and (ii) 12 months following the date such person ceases to be eligible under the Plan.

(g) In the event of a change of control (as defined in the Plan), all options outstanding shall be immediately exercisable.

Equity Compensation Plan Information

The following table provides details of the equity securities of the Corporation authorized for issuance as of the financial year ended March 31, 2021 pursuant to the Corporation's equity compensation plan currently in place:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (2)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Equity compensation plans approved by securityholders	10,415,632	0.98	1,598,318
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	10,415,632	0.98	1,598,318

Notes:

(1) Based on a total of 8,619,985 stock options issuable pursuant to the Plan, representing approximately 10% of the issued and outstanding Common Shares as at March 31, 2021.

(2) Representing approximately 12.1% of the issued and outstanding Common Shares as at March 31, 2021.

MATTERS TO BE ACTED UPON

Appointment of Auditors

McGovern Hurley, LLP, Chartered Accountants ("McGovern Hurley") are the independent registered certified auditors of the Corporation. McGovern Hurley was originally appointed as auditors of the Corporation on May 3, 2010.

Unless the Shareholder has specifically instructed in the enclosed form of proxy that the Common Shares represented by such proxy are to be withheld or voted otherwise, the persons named in the accompanying proxy will vote FOR the appointment of McGovern Hurley as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the Board to fix the remuneration of the auditors.

Election of Directors

The Corporation's Articles of Incorporation provide that the Board consist of a minimum of three (3) and a maximum of nine (9) directors. At the Meeting, the following five (5) persons named hereunder will be proposed for election as directors of the Corporation. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the next annual meeting of Shareholders of the Corporation, or until his successor is duly elected unless prior thereto he resigns or his office becomes vacant by reason of death or other cause.

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless the Shareholder has specifically instructed in the enclosed form of proxy that the Common Shares represented by such proxy are to be withheld or voted otherwise, the persons named in the accompanying proxy will vote FOR the election of each of the proposed nominees set forth below as directors of the Corporation.

The following table, among other things, sets forth the name of all persons proposed to be nominated for election as directors, their place of residence, position held, and periods of service with, the Corporation, or any of its affiliates, their principal occupations and the approximate number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by them.

Name, Province or State and Country of Residence	Date First Became a Director	Present Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
Dr. Francis Dubé (3) Ontario, Canada	May 11, 2018	Executive Chairman of the Corporation, Corporate Director	731,309
Greg Fenton (2) (3) St. James, Barbados	July 11, 2018	Chief Executive Officer of the Corporation, Chief Executive Officer of Artisan Investments, Corporate Director	2,058,053(6)
Brian Bosse (1) Ontario, Canada	May 11, 2018	Chief Financial Officer of the Corporation, CEO and Director at IC Capitalight Corp., Corporate Director	282,704

Eric Wallman (1) (2) (3) Manitoba, Canada	May 11, 2018	Senior Vice-President, Finance and Administration at Bothwell Cheese, Board Member of the Western Dairy Council, Corporate Director	171,755(4)
Frank Klees (1) (2) (3) Ontario, Canada	July 11, 2018	President, Klees & Associates Ltd., Corporate Director	214,000(5)

Notes:

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating Committee

(4) 125,155 Common Shares are held directly by Mr. Wallman, 24,900 Common Shares are held by PTM Investment Club, a company beneficially owned and controlled by Mr. Wallman and 21,700 Common Shares are directed and controlled by Mr. Wallman.

(5) 44,000 Common Shares are held directly by Mr. Klees, 20,000 Common shares are directed and controlled by Mr. Klees and 150,000 Common Shares are held by Klees & Associates Ltd., a company beneficially owned and controlled by Mr. Klees.

(6) 34,000 Common Shares are held directly by Mr. Fenton and 2,024,053 Common Shares are held by Artisan Investments Inc., a company beneficially owned and controlled by Mr. Fenton.

As a group, the proposed directors beneficially own, control or direct, directly or indirectly, 3,457,821 Common Shares, representing approximately 3.9% of the 89,189,935 issued and outstanding Common Shares as of the date hereof.

Proposed Director Biographies

The following is a brief description of the principal occupations of the proposed directors, along with other biographical information.

Francis Dubé O.D. B.Sc. - Welland, Ontario, Canada

Dr. Dubé completed a Bachelor of Science at Waterloo University, and then obtained an optometry degree from the Université de Montréal in 1997. He is fully bilingual in French and English.

As an activist shareholder, Dr. Dubé led the successful proxy battle against the previous management of the Corporation which saw a new board voted in by shareholders on May 11th 2018. Dr. Dubé led the transformation of the Corporation from an exploration/development company to a nanotechnology research and development company.

Dr. Dubé was named Co-CEO in August 2018 and CEO as of April 2019. He continued to lead the Corporation as CEO until December 2020 where he was named to his current role as Executive Chairman of the Corporation.

As a result of his role with Cannacure Corporation, a private cannabis company, where he was a Co-Founder and director and saw the company through to a $40,000,000 buyout, Dr. Dubé has significant experience in strategic planning, fund raising and capital markets, in addition to his 20 years' experience of private investing.

Greg Fenton CFA - St. James, Barbados

Mr. Fenton is a Chartered Financial Analyst and seasoned investment professional, with a Bay Street career spanning nearly 30 years. He has worked in various capacities throughout his career with increasing responsibility in both the Canadian banking and investment management sectors. His past roles included being a partner in three investment management firms, heading the Risk Solutions Group at Scotiabank and leading Liability Driven Investment Group at National Bank Financial.

Mr. Fenton leads Artisan Investments a company that provides balance sheet optimization and investment services to Canadian and international corporations, utilizing proprietary technology to extract efficiencies across the corporation's global footprint.

His experience spans many disciplines including: capital markets, investment management, actuarial, pension, insurance, accounting, tax and risk management. He also acts as an advisory board member to numerous corporations.

Brian Bosse CFA - Toronto, Ontario, Canada

Mr. Bosse graduated from Wilfrid Laurier University's School of Business and Economics and became a Chartered Financial Analyst in 2001. He entered the securities industry in 1995 as a floor trader at the Toronto Stock Exchange.

Mr. Bosse has long experience with public equity valuations, investment banking, and trading for investment houses including Dundee Corporation and Société Générale. He was Vice President and Portfolio Manager of the Goodman Bluespring Fund at Goodman & Corporation Investment Counsel from 2012-2016.

Currently, Mr. Bosse serves IC Capitalight Corp. as a director and officer. He has 25 years of work experience as a highly skilled corporate- turnaround executive.

Eric Wallman CPA, CA - Winnipeg, Manitoba, Canada

Mr. Wallman is a graduate of the University of Manitoba in 1983, and obtained a full CA designation in 1986. He has held senior accounting and finance positions in industry since 1991, and has been an active investor in the junior mining market since 1992.

Currently, Mr. Wallman is the Senior Vice-President, Finance and Administration with Bothwell Cheese, which is the largest independently owned cheese manufacturer in Canada. His role includes strategic planning for Bothwell Cheese and two related companies.

Mr. Wallman is also an active board member of the Western Dairy Council.

Frank Klees - Aurora, Ontario, Canada

Mr. Klees is a highly respected professional who has held senior leadership positions in both the private sector and in government. Mr. Klees served five terms as a Progressive Conservative Member of the Legislative Assembly of Ontario from 1995 to 2014. He held senior cabinet positions in the governments of Mike Harris and Ernie Eves including Minister of Transportation, Minister of Tourism, Chief Government Whip and Deputy House Leader with additional responsibilities as a Member of the Management Board of Cabinet and the Board of Internal Economy. Over the course of 19 years as an elected politician, Mr. Klees established strong and trusted working relationships at all levels of government.

Mr. Klees has extensive business experience in the energy sector, financial services and real estate development. He was a co‐founder and Executive Vice President of Municipal Gas Corporation, served as Corporate Director and Member of the Audit and Governance Committees of Universal Energy Ltd. and was a member of the Supervisory Board of Rockwool North America from 2003 until November 2020.

Mr. Klees is a Senior Advisor to a number of public and private enterprises and provides business development, government relations and strategic planning advisory services.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No individual set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while such individual was acting in the capacity as director. chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

No individual set forth in the above table (or any personal holding, company of any such individual) is, as of the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such individual was acting, in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No individual as set forth in the above table (or any personal holding company of any such individual) has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such individual.

No individual as set forth in the above table (or any personal holding company of any such individual) has, within the ten (10) years before the date of this Circular, been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making, an investment decision.

Adoption of Omnibus Long Term Incentive Plan

At the Meeting, Shareholders will be asked to approve the adoption of the Corporation's Omnibus Long Term Incentive Plan (the "LTIP"), and pass the special resolution set forth below (the "LTIP Resolution"). The complete text of the LTIP is set out in Schedule "B" to this Circular and a summary of its material terms is provided below.

Any existing options that were granted prior to the effective date of the LTIP pursuant to the Corporation's existing stock option plan (the "Legacy Stock Option Plan"), which was last approved by the Shareholders on September 28, 2020, will continue in accordance with their terms. Upon the effective date of the LTIP, however, options shall no longer be granted pursuant to the Legacy Option Plan and shall only be granted pursuant to the LTIP.

The LTIP will allow for a variety of equity-based awards that provide different types of incentives to be granted to certain of our executive officers, employees and consultants (in the case of options ("Options"), performance share units (''PSUs'') and restricted share units (''RSUs'')). Options, PSUs and RSUs are collectively referred to herein as ''Awards''. Each Award will represent the right to receive Common Shares, or in the case of PSUs and RSUs, Common Shares or cash, in accordance with the terms of the LTIP. The following discussion is qualified in its entirety by the text of the LTIP.

Under the terms of the LTIP, the Board, or if authorized by the Board, the Compensation Committee, may grant Awards to eligible participants, as applicable. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.

The LTIP will provide those appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of the Corporation's Common Shares, share split or consolidation, distribution, merger or amalgamation, in the Common Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

The maximum number of Common Shares reserved for issuance pursuant to the exercise of Options in the aggregate, under the Option portion of the LTIP and the Legacy Stock Option Plan, collectively, will be 10% of the aggregate number of Common Shares issued and outstanding from time to time, which represents 8,918,993 Common Shares as of the date of this Circular. As of the date of this Circular, a total of 6,863,334 Options are issued and outstanding under the Legacy Stock Option Plan representing approximately 7.7% of the issued and outstanding Common Shares.

In addition, the aggregate number of PSUs and RSUs issuable to all Participants must not exceed 8,918,993. For the purposes of calculating the maximum number of Common Shares reserved for issuance under the LTIP and the Legacy Stock Option Plan, any issuance from treasury by the Corporation that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation shall not be included. All of the Common Shares covered by the cancelled or terminated Awards will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the LTIP.

The maximum number of Common Shares that may be: (i) issued to insiders of the Corporation within any one-year period; or (ii) issuable to insiders of the Corporation at any time, in each case, under the LTIP alone, or when combined with all of the Corporation's other security-based compensation arrangements, including the Legacy Stock Option Plan, cannot exceed 10% of the aggregate number of Common Shares issued and outstanding from time to time determined on a non-diluted basis.

An Option shall be exercisable during a period established by the Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. The minimum exercise price of an Option will be determined based on the closing price of the Common Shares on the TSX-V on the last trading day before the date such Option is granted. The LTIP will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted ''cashless exercise'' or a ''net exercise'' subject to the procedures set out in the LTIP, including the consent of the Board, where required.

The following table describes the impact of certain events upon the rights of holders of Options under the LTIP, including termination for cause, resignation, retirement, termination other than for cause, and death or long-term disability, subject to the terms of a participant's employment agreement, grant agreement and the change of control provisions described below:

Event Provisions	Provisions

Termination for cause	Immediate forfeiture of all vested and unvested options.

Resignation	The earlier of the original expiry date and 90 days after resignation to exercise vested options or such longer period as the Board may determine in its sole discretion, so long as it is not more than one year following the date of resignation.

Retirement	All unvested options will vest in accordance with their vesting schedules, and all vested options held may be exercised until the earlier of the expiry date of such options or one (1) year following the retirement date.

Termination or cessation	All unvested options may vest subject to pro ration over the applicable vesting or performance period and shall expire on the earliest of ninety (90) days after the effective date of the termination date, or the expiry date of such option.

Death or long-term disability	Forfeiture of all unvested options and the earlier of the original expiry date and 12 months after date of death or long-term disability to exercise vested options.

Change of Control	If a participant is terminated without "cause" or resigns for good reason during the 12-month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested options will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such options

The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant's grant agreement. Impact of certain events upon the rights of holders of these types of Awards, including termination for cause, resignation, retirement, termination other than for cause and death or long-term disability, will be set out in the participant's grant agreement.

In connection with a change of control of the Corporation, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, as applicable. If the surviving successor or acquiring entity does not assume the outstanding Awards, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all participants advising that the LTIP shall be terminated effective immediately prior to the change of control and all Awards, as applicable, shall be deemed to be vested and, unless otherwise exercised, settle, forfeited or cancelled prior to the termination of the LTIP, shall expire or, with respect to the RSUs and PSUs be settled, immediately prior to the termination of the LTIP. In the event of a change of control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modify the terms of the Awards to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such change of control. If the change of control is not completed within the time specified therein (as the same may be extended), the Awards which vest shall be returned by the Corporation to the participant and, if exercised or settled, as applicable, the common shares issued on such exercise or settlement shall be reinstated as authorized but unissued common shares and the original terms applicable to such Awards shall be reinstated.

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and TSX-V approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment shall: (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX-V; and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX-V or the LTIP, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

• amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

• changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award (other than in respect of any Options held by persons retained to provide Investor Relations Activities for which prior approval of the TSX-V shall be required at all times when the Corporation is listed on the TSX-V);

• a change to the assignability provisions under this Plan;

• any amendment regarding the effect of termination of a Participant's employment or engagement;

• any amendment to add or amend provisions relating to the granting of cash-settled awards, provision of financial assistance or clawbacks and any amendment to a cash-settled award, financial assistance or clawbacks provisions which are adopted;

• any amendment regarding the administration of this Plan; and

• any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the shareholders of the Corporation (provided, however, that any Stock Exchange shall have the overriding right in such circumstances to require shareholder of any such amendments);

provided that the alteration, amendment or variance does not:

• increase the maximum number of Common Shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;

• reduce the exercise price of Awards;

• permit the introduction or re-introduction of non-employee directors as eligible participants on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

• remove or exceed the insider participation limits; or

• amend the amendment provisions of the LTIP.

The above summary is qualified in its entirety by the full text of the LTIP, which is set out in Schedule "B" to this Circular. The Board encourages Shareholders to read the full text of the LTIP before voting on this resolution.

As at March 31, 2021, 7,021,667 Options were granted under the Legacy Option Plan (representing 8.1% of the Corporation's outstanding Common Shares). As at March 31, 2021, an additional 1,598,318 Common Shares remain issuable under the Legacy Option Plan in the form of Options (representing 1.9% of the Corporation's outstanding Common Shares); however, upon the effective date of the LTIP, Options shall no longer be granted pursuant to the Legacy Option Plan and shall only be granted pursuant to the LTIP.

The Board and management of the Corporation recommend the approval of the adoption of the LTIP. To be effective, the LTIP Resolution must be approved by not less than a majority of the votes cast by the disinterested holders of Common Shares present in person or represented by proxy at the Meeting.

The Board is authorized, in its sole discretion, to determine not to proceed with the adoption of the LTIP after the Meeting and after receipt of necessary shareholder and regulatory approvals, without further action on the part of the shareholders. The adoption of the LTIP by the Corporation is also conditional upon the Corporation obtaining all necessary regulatory consents.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE LTIP RESOLUTION. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE LTIP RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST THE LTIP RESOLUTION.

The text of the resolution to be passed is set out below:

"BE IT RESOLVED THAT:

1. the adoption of the omnibus long term incentive plan (the "LTIP") as described in the Circular dated August 19, 2021, is hereby approved, ratified and confirmed;

2. the maximum number of Common Shares which may be issued under the LTIP and all other Security Based Compensation Arrangements (as defined in the LTIP) of the Corporation shall not exceed 10% of the total number of Common Shares issued and outstanding from time to time on a non-diluted basis;

3. all unallocated options, rights and entitlements under the LTIP, be and are hereby authorized and approved;

4. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they are hereby authorized and empowered to revoke this resolution at any time before it is acted upon and to determine not to proceed with the adoption of the LTIP without further approval of the shareholders of the Corporation; and

5. any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolution."

If the LTIP Resolution does not receive the requisite shareholder approval, the Stock Option Plan will remain in force, subject to receipt of shareholder approval of the Stock Option Plan as detailed below.

Name Change

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution, the text of which is attached as Exhibit A to the Notice (the "Name Change Resolution"), which would authorize the Corporation to amend of the articles of incorporation to change its name to such name as the Board, in its sole discretion, may determine and as may be acceptable to the Director appointed under the Business Corporation Act (Ontario) (the "Name Change").

The Corporation believes that the Name Change is, or may become, in the best interests of the Corporation in order to reflect contemplated changes in the core business values and strategies of the Corporation.

The Board may determine not to implement the Name Change after the Meeting and after receipt of necessary shareholder and regulatory approvals, but prior to the issue of a certificate of amendment under the Business Corporation Act (Ontario), without further action on the part of the shareholders.

In order to pass the Name Change Resolution, at least two thirds of the votes cast by the shareholders present at the Meeting in person or by proxy must be voted in favour of the Name Change Resolution. If the Name Change Resolution does not receive the requisite shareholder approval, the Corporation will continue under its present name.

The Board recommends that shareholders vote in favour of the Name Change Resolution.

The Board is authorized, in its sole discretion, to determine not to proceed with the Name Change after the Meeting and after receipt of necessary shareholder and regulatory approvals, without further action on the part of the shareholders. The implementation of the Name Change by the Corporation is also conditional upon the Corporation obtaining all necessary regulatory consents.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE NAME CHANGE RESOLUTION. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE NAME CHANGE RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST THE NAME CHANGE RESOLUTION.

The text of the resolution to be passed is set out below:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the articles of the Corporation be amended to change the name of the Corporation to such name as the directors of the Corporation, in their sole discretion, may determine and as may be acceptable to the Director appointed under the Business Corporations Act (Ontario);

2. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they are hereby, authorized and directed to revoke this resolution at any time prior to the issue of a certificate of amendment giving effect to the articles of amendment and to determine not to proceed with the amendment of the articles of the Corporation without further approval of the shareholders of the Corporation; and

3. any director or officer of the Corporation be and he or she is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, including, without limitation, the execution and delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

If the Name Change Resolution does not receive the requisite shareholder approval, the Corporation will continue under its present name.

Change of Business

Background

The Corporation commenced operations as a junior mineral exploration company focused primarily on mineral deposits in Northern Ontario, Canada, and was actively engaged in exploring mining projects and held an interest in exploration licences on properties in the "Arc of Fire" area in Northern Ontario, Canada. The properties, located north of Lake Superior and west of James Bay in north-western Ontario, Canada, were unpatented, non-contiguous, and consisted of nine claim blocks, including 234 claims comprised of 3,549 claim units over a total of 56,784 ha.

Within such claim blocks, the Corporation still holds a 100% undivided interest in Claim Block 4F, which hosts the igneous-hosted, fluid-derived graphite deposit (the "Albany Graphite Project).

The Corporation filed an independent preliminary economic assessment technical report (the "PEA") in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") on the Albany Graphite Project. The PEA, titled "Technical Report on the Preliminary Economic Assessment of the Albany Graphite Project, Northern Ontario, Canada" dated July 9, 2015 has been filed on SEDAR under the Corporation's issuer profile.

During the following years, the Corporation did extensive work to determine potential uses for the graphite materials extracted from the Albany Graphite Project, including engaging in testing and studies on graphene materials. Based on this work, the Corporation made numerous announcements relating to its work with graphene, as more particular set out below.

On April 4, 2019, the Corporation announced that it had signed a memorandum of understanding with The University of Manchester in the United Kingdom to explore opportunities of collaboration in the areas of development and commercialization of graphene and other 2D materials and accelerate the adoption of these materials into commercially viable markets.

On May 30, 2019, the Corporation announced that it had signed an initial agreement to in-license certain intellectual properties from a Canadian University that, when combined with the graphite from the Albany Graphite Project, produced low cost, environmentally friendly graphene.

On June 10, 2019, the Corporation entered into a memorandum of understanding with the University of British Columbia, Okanagan Campus, School of Engineering, pursuant to which the Corporation agreed to contribute a minimum of $300,000 over three years in support of graphene research and application development. Pursuant to the agreement, the parties agreed to collaborate on graphene-focused research projects relevant to applications of interest to potential end-user partners.

In November 2019, the Corporation entered into an 18-month exclusive initial option agreement with the University of Guelph for intellectual property regarding an electrochemical exfoliation ("ECE") process to product Graphene Oxide ("GO").

On June 8, 2020, the Corporation reported that it would be providing Albany Pure™ Graphene Oxide produced by its Guelph facility for development of a rapid, ultrasensitive and low-cost biosensor to detect the presence of the SARS-CoV-2 antigen and/or antibodies in COVID-19 suspected patients. This research was funded by an initial grant of approximatively $400,000 from the National Sciences and Engineering Council ("NSERC"). Additionally, the Corporation announced that it continues development of a potential virucidal graphene oxide-based ink that could be applied to fabrics including N95 face masks and other personal protective equipment ("PPE") for significantly increased protection.

On July 9, 2020, the Corporation announced that Evercloak Inc. ("Evercloak") and the Corporation had been awarded $125,000 each as part of a Next Generation Manufacturing Canada Project. The project entitled "Advancing Large-Scale Graphene and Thin-Film Membrane Manufacturing" will support the scale-up of GO production by the Corporation to supply GO to Evercloak for their scale up and optimizing activities.

On September 3, 2020, the Corporation announced that it received two NSERC Alliance COVID- 19 project grants, a Mitacs Elevate Postdoctoral Fellowship grant, and two Mitacs Accelerate grants for a total of $355,000 to its university collaborators.

On September 22, 2020, the Corporation reported that after 5 months of optimization, it had developed a novel graphene-based virucidal ink with 99% effectiveness against the COVID-19 virus, and had filed its first provisional patent relating to certain medical uses for this graphene- based virucidal product. The Corporation reported, among other things, that: its Virucidal ink is 99% effective against the COVID-19 virus; the Corporation's Virucidal ink was still 99% effective a minimum of thirty-five days after application to N95 mask material; and the Corporation was developing plans to expedite commercialization of this product, pending regulatory approval. The Corporation further reported that it received results from the latest round of testing of its proprietary, virucidal graphene based ink formulation at a Western University laboratory. Two graphene-based ink samples at different concentrations were applied to N95 mask filtration media and then exposed to the SARS-CoV-2 virus that causes COVID-19 and tested for antiviral properties in accordance with ISO 18184:2019. Very significant virucidal activity was recorded and reported, achieving 99% inactivation of the virus for both samples in three separate tests each, and verified through a second round of testing. Of significance, the antiviral effect of the second round of testing was on material that was prepared thirty-five days earlier demonstrating the ongoing virucidal activity of the Corporation's proprietary ink.

On September 28, 2020, the Corporation announced that the University of Guelph filed a patent application for its ECE process to produce graphene oxide from Albany PureTM Graphite. This process was designed to be scalable, low cost, low energy, and environmentally friendly to produce high-quality, few-layer graphene oxide at the Corporation's Guelph facility. The Corporation holds an exclusive worldwide license from the University of Guelph in respect of this patent application.

On September 30, 2020, the Corporation announced that the Naval Material Technology Management section of the Royal Canadian Navy has partnered with the Corporation and Evercloak as a testing organization, and has agreed to provide in-kind donations of test services from the Naval Engineering Test Establishment. The tests will compare the efficiency of a heating, ventilation and air conditioning ("HVAC") unit produced with the Evercloak dehumidification membrane technology to the incumbent HVAC system that is currently in use on the Royal Canadian Navy's Halifax-class frigates.

On October 9, 2020, the Corporation announced that it signed a two-year extension with Chemisar Laboratories Inc. to provide various consulting services which will include the use of 4,300 square feet of office and laboratory space in Guelph, Ontario commencing on January 1, 2021. The additional 2000 sq ft will be utilized to manufacture the Corporation's patent-pending virucidal coating. The Corporation was granted a right of first refusal for the purchase of the facility.

On October 15, 2020, the Corporation announced that it signed a new research collaboration agreement with the Deutsches Zentrum für Luft- und Raumfahrt ("DLR"), the German Aerospace Center, to investigate the use of Albany PureTM graphene-based nanomaterials in the fabrication of novel carbon aerogel composites. The goal of this collaborative research project titled, "Development of Innovative Composites based on Carbon Aerogels", is to develop electrode materials for new generation batteries and will build on the collaboration between the Corporation, DLR, and Dr. Lukas Bichler at the University of British Columbia-Okanagan Campus.

On November 9, 2020, the Corporation announced that it had entered into a letter of intent dated November 6, 2020 (the "First Trebor LOI") with Trebor Rx Corp. ("Trebor"), a Canadian PPE mask manufacturer with an initial production facility located in Collingwood, Ontario. The First Trebor LOI sets out the framework for an agreement between the parties, including the initial purchase of the Corporation's patent-pending graphene-based virucidal coating for a minimum of 100 million masks/filters, with pricing of these mask/filters being variable based on a number of factors. This initial minimum order is contemplated to be for the first year, and is subject to approvals from Health Canada.

On November 12, 2020, the Corporation announced that it has signed a three-year lease with an option for another three years on 25,680 square feet of newly built B.1 industrial zoning space in Guelph, Ontario, which is now the Corporation's manufacturing facility and which is intended to be the Corporation's future corporate headquarters.

On November 30, 2020, the Corporation announced that it had purchased, for immediate delivery, approximately 200 kg of GO, a key ingredient in the manufacturing of the Corporation's patent- pending graphene based virucidal coating. In addition, the Corporation has negotiated terms to purchase additional GO by the tonne commencing in January 2021. The contemplated purchase is intended to be used by the Corporation in order to fulfill the deliverables contemplated under the First Trebor LOI and to provide additional supply capacity for the Corporation's virucidal coating in the PPE and HVAC filtration markets.

On December 7, 2020, the Corporation announced that in partnership with Professor Arjmand, the Corporation was awarded a $780,000 alliance grant ($480,000 from NSERC and $300,000 from a combination of cash and in-kind contributions from the Corporation). Alliance Grants are awarded through a competitive peer review process, and this proposal, titled "Synthesis of Graphene Nanomaterials and Development of Their Multifunctional Polymer Nanocomposites", is the Corporation's highest single monetary grant award from NSERC to date and supports NSERC's growing interest in nanomaterials.

On December 22, 2020, the Corporation announced that it had developed a potential graphene- based antibiotic, antiviral and antifungal compound. Recently received testing results from the University Health Network/Mount Sinai Hospital Department of Microbiology in Toronto indicated that this patent-pending formulation could be a medical breakthrough in the treatment of numerous human contracted pathogens including, upper and lower respiratory tract infections, where COVID-19 is a major contributor, as well as drug resistant organisms. Significantly, the Corporation also reported that it had further filed for patent protection for these graphene-based compounds and uses.

On January 13, 2021 the Corporation provided an update in respect of its proprietary, graphene- based coating that is 99.9% effective against aerobic bacteria (gram-positive and gram-negative), fungal and viral activity, including COVID-19: Updates included receipt of confirmation from a major Canadian certification company that filter material flow rates and pressure drop were not affected by the application of the coating; and confirmation from The BIG-nano Corporation that treated mask material achieved excellent dispersion and coverage, and the coating did not block fiber pores. Both of such confirmations help to validate that the Corporation's coating does not inhibit breathability in polypropylene mask material or flow rates in air filtration media.

On January 18, 2021, the Corporation announced that it had reached a second agreement in principle (together with the First Trebor LOI, the "Trebor Agreements in Principle") with Trebor for the application of its antimicrobial coating on nitrile gloves sourced or produced by Trebor. The agreement in principle respecting the nitrile gloves contemplates substantially the same terms as the non-binding First Trebor LOI. The Corporation intends to negotiate and finalize a binding definitive agreement with Trebor upon receipt by Trebor of confirmation from Health Canada that Trebor can market and sell the coated PPE products.

On February 4, 2021 the Corporation announced initial phase 2 results of seven day repeated dose safety testing for potential human pharmaceutical use of its graphene-based compound. The Corporation reported that groups of three males and three females were dosed with either 50 mg/kg, 250 mg/kg, or 1,000 mg/kg of the Corporation's patent-pending antimicrobial compound once per day for seven days. The compound was administered orally close to the throat area of the rats daily for seven days at dose levels of 50 mg/kg, 250 mg/kg, or 1,000 mg/kg. Based on the clinical observations, food consumption, body weights, blood clinical pathology and post-mortem examination, there were no test article related findings of concern in any of the dose levels evaluated in the study. Tissues from the main organs were then prepared for histopathology examination and these results will be included with the final report.

On March 2, 2021 the Corporation announced successful phase 2 results from cytotoxicity testing of its graphene-based compound. No adverse effects were recorded after seven days of repeated dosing with concentrations many thousands of times higher than those found to be 99.9% effective against viruses, bacteria, and fungi. The Corporation reported that testing was conducted by a fully accredited Pharmaceutical Contract Research Organization that is inspected by and in compliance with each of the US Food and Drug Administration and Health Canada. Results included: no significant abnormal clinical observations noted during the seven day repeated dose study; no findings in blood clinical pathology attributed to the dosing; no significant or clinically relevant alterations in absolute organ weights, organ/body weight, or organ/brain weight ratios; no abnormal findings from histopathology attributed to the dosing; analysis of all generated data indicated that the Corporation's compound was well tolerated following a seven-day repeated oral dose administration.

On March 3, 2021 the Corporation announced that it has been advised by Trebor that their surgical masks treated with the Corporation's antimicrobial coating have passed Health Canada testing requirements as a level 2 medical device. The coated masks were tested at a Health Canada approved facility in line with American Society for Testing and Materials standards.

On March 17, 2021, the Corporation announced that it had received successful testing results on its patent-pending graphene-based compound against four gram-positive and nine-gram negative bacteria with antimicrobial-resistance, including multidrug-resistant variants like methicillin-resistant staphylococcus aureus. Testing was completed under the direction of Dr. Tony Mazzulli, MD, FRCPC, FACP, Microbiologist-in-Chief and Infectious Disease Specialist at University Health Network/Mount Sinai Hospital, following initial breakthrough results demonstrating that the compound is 99.9% effective against viruses, bacteria, and fungi.

On March 24, 2021, the Corporation announced its preliminary antimicrobial coating production plan to meet demand in the personal protective equipment and air filtration markets. The Corporation successfully transitioned from bench scale to pilot scale and began investing in additional pilot-scale capacity to help meet immediate demands.

On May 3, 2021, the Corporation announced it had begun an ingestion good laboratory practice compliant safety study of its patent-pending, graphene-based compound following successful testing against Clostridium Difficile at the University of Manitoba under the supervision of Dr. George Zhanel, Professor, Department of Medical Microbiology and Infectious Disease and Director of the Canadian Antimicrobial Resistance Alliance.

On June 1, 2021, the Corporation announced that it had developed a stable diesel fuel additive, which increased the performance of diesel fuel by up to 10% in initial testing. The Corporation filed a provisions patent for this graphene-based fuel additive technology.

On June 4, 2021, the Corporation and Trebor announced the successful inhalation safety testing results of ZENGuardTM enhanced surgical masks and submission of these results to Health Canada. Testing was completed by NanoSafe Inc. in Blacksburg, Virginia confirmed that no ZENGuardTM graphene material was released from the surgical masks with air flow rates simulating resting and light activity inhalation rates. The test results submitted to Health Canada are the final item from the information request the Corporation received following the April 2, 2021 advisory. Health Canada is reviewing the application.

On June 17, 2021, the Corporation announced that it had signed an exclusive agreement with McMaster University to be the global commercializing partner for a newly developed graphene incorporated aptamer-based, SARS-CoV-2 rapid detection technology, developed by a team of researchers under the guidance of Drs. Yingfu Li, John Brennan and Leyla Soleymani, who are recognized as global leaders in biosensing technologies, and their applications as point of care diagnostics. This patent-pending technology is validated with clinical samples from patients recruited under the supervision of two clinicians, Drs. Deborah Yamamura and Bruno Salena, who also work at McMaster University. The project was funded by the Canadian Institutes of Health Research. A license fee of $100,000, comprised of $50,000 cash and $50,000 in Common Shares of the Corporation (being 19,157 Common Shares) is payable to McMaster University as consideration, subject to the approval of the TSX-V, which as of the date hereof has not yet been invoiced or paid. Additionally, McMaster University retains a 3.5% royalty on net sales of products incorporating the licensed technology, an annual royalty of $20,000 beginning on June 11, 2027, and the right to 15% of any sublicensee fee or consideration payable by a sublicensee. The Corporation also agreed to sponsor ongoing research at McMaster at $280,000 per year for 5 years to further develop the licensed technologies.

Additional Information relating to the Business of the Corporation

Information has been incorporated by reference in this Circular from documents filed with provincial securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of the Corporation at 210-1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, telephone 705-618-0900, and are also available electronically at www.sedar.com. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval ("SEDAR") are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed by the Corporation with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

a) the annual information form of the Corporation, dated July 27, 2021, for the financial year ended March 31, 2021 (the "AIF");

b) the audited financial statements of the Corporation for the financial year ended March 31, 2021 and 2020 and the related notes thereto and auditor's report thereon; and

c) the Corporation's management's discussion and analysis for the financial year ended March 31, 2021.

Any statement contained in this Circular or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed to constitute a part of this Circular, except as so modified or superseded.

Additional information with respect to the Corporation can be found in the Corporation's AIF including, but not limited to, the headings entitled Risk Factors, Corporate Structure, General Development of the Business, Description of the Business, Dividends and Distributions, Description of Capital Structure, Transfer Agent and Registrar, Material Contracts, Legal Proceedings and Regulatory Actions.

Prior Sales

In the 12 months prior to the date of this Circular, the Corporation has issued the following securities:

Date	Price	Type of Securities	Number of Securities	Aggregate Issue Price
October 8, 2020 to November 23, 2020	$0.60	Common Shares (Warrant Exercises)	474,167	$284,500.20
October 9, 2020	$0.75 (Exercise Price)	Stock Options	400,000	Nil
October 30, 2020 to August 11, 2021	$0.50	Common Shares (Warrant Exercises)	625,586	$312,793
November 13, 2020 to July 23, 2021	$0.80	Common Shares (Warrant Exercises)	889,225	$711,380
November 24, 2020 to June 3, 2021	$0.72	Common Shares (Option Exercises)	450,000	$324,000
December 7, 2020	$0.69	Common Shares (Option Exercises)	33,333	$22,666.44
December 30, 2020	$3.32 (Exercise Price)	Stock Options	1,425,000	Nil

January 6, 2021 to June 3, 2021	$0.40	Common Shares (Option Exercises)	60,000	$24,000
April 8, 2021	$2.50	units(1)	1,735,199	$4,337,998
April 8, 2021	$2.50	Common Shares(1)	15,592	$38,979
June 17, 2021	$2.61 (Exercise Price)	Stock Options	100,000	Nil
June 30, 2021	$3.50 (Exercise Price)	Stock Options	150,000	Nil

Notes:

(1) Each unit was comprised of one Common Share and one half of one warrant, each whole warrant exercisable to acquire one Common Share at a price of $3.00 until April 8, 2023 subject to acceleration provisions.

(2) Issued in lieu of cash commissions.

Selected Consolidated Financial Information

	Year Ended March 31, 2021 (audited) ($)	Year Ended March 31, 2020 (audited) ($)	Year Ended March 31, 2019 (audited) ($)
Total revenue	453,885	136,998	40,302
Total expenses	4,322,535	1,677,875	2,468,455
Net income (loss)	(3,868,650)	(1,540,877)	(2,428,153)
Per share (basic)	0.05	0.02	0.04
Per share (diluted)	0.05	0.02	0.04
Total assets	30,250,328	26,238,658	25,541,869
Total liabilities	2,788,040	527,575	646,642
Share capital	47,952,115	42,615,260	41,206,901
Deficit	(20,489,827)	(16,904,177)	(16,311,674)

	Quarter Ended Mar 31, 2021	Quarter Ended Dec 31, 2020	Quarter Ended Sep 30, 2020	Quarter Ended Jun 30, 2020	Quarter Ended Mar 31, 2020	Quarter Ended Dec 31, 2019	Quarter Ended Sep 30, 2019	Quarter Ended Jun 30, 2019
Net sales / total revenues	156,279	133,907	77,344	86,355	(233,999)	367,932	769	2,296
Income from continuing operations	(1,229,067)	(1,848,427)	(434,829)	(356,327)	(636,146)	(157,474)	(367,856)	(379,401)
Net income / loss	(1,229,067)	(1,848,427)	(434,829)	(356,327)	(636,146)	(157,474)	(367,856)	(379,401)

Funds Available and Principal Purposes

As at the end of July, 2021, the Corporation had working capital of $4,050,000. It is expected that the Corporation will use these funds to fund operations substantially as follows:

Use of Available Funds	Amount ($)
General and administrative costs(1)	2,550,000
Research and Development(2)	1,000,000
Albany Graphite Project Expenditures(3)	300,000
Unallocated working capital	200,000
Total	4,050,000

Notes:

(1) General and administrative expenses are expected to consist of salaries and consulting fees (which includes costs associated with the production of the Corporation anti-microbial coating for PPE), listing fees, transfer agent fees, audit fees, legal fees, office rent and other miscellaneous expenses.

(2) See "Research and Development" below.

(3) Expenditures include environmental studies (long-term baseline watershed studies that were commenced and that the Corporation intends to complete); First Nations outreach, including travel costs and expenditures pursuant to the Implementation Agreement between the Corporation and Constance Lake First Nation; consulting fees relating to the Albany Graphite Project; storage facility and vehicle leases, and claims and other fees to maintain the Albany Graphite Project in good standing.

The Corporation expects that it will use the available funds as indicated above. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. In addition, the Corporation currently has negative operating cash flows and it is expected that a portion of the available funds may be used to fund such negative operating cash flows.

Research and Development

In the near term, using the funds available funds noted above for research and development, the Corporation intends to focus primarily on the development and enhancement of its GO products for use in PPE and potentially other uses such as HVAC solutions. Research, development and testing of the Corporation's products and technology will be conducted at the Corporation's facility in Guelph, Ontario, as well as at laboratories at various universities and other third party laboratories.

The Corporation's anti-microbial coating for PPE is at an advanced stage of development and testing. The Corporation has inventory of the coating and is currently awaiting confirmation from Health Canada that Trebor can begin to market and sell the coated PPE products. Upon receipt of such confirmation from Health Canada, the Corporation expects the sale of its inventory (which the Corporation expects to be sufficient for the next twelve months) of coating to Trebor to begin to produce revenue. The Corporation has also begun early stage work with consultants to assist with the approval process with the U.S. Food and Drug Administration. The Corporation intends to continue enhancing the development of the PPE coating product in order to increase the speed of production of the coating material. The Corporation has budgeted approximately $100,000 of its available funds for this purpose, subject to receipt of confirmations from Health Canada.

The Corporation is also beginning an extensive testing program to occur within the next twelve months, to demonstrate the efficacy of GO coated HVAC filters in current real-time environments. $500,000 has been awarded by Innovation Solutions Canada for this study at CREMCO labs and other government research facilities including the National Research Council. The development of the GO coating for HVAC products is at an early stage, and the Corporation's objectives are to work to demonstrate efficacy of GO coating on filtration media at regular HVAC airflows, and to determine efficacy of GO coated filtration media in a variety of real-time environments. The Corporation has budgeted approximately $300,000 of its available funds for this purpose.

Also within the next twelve months, the Corporation intends to pursue research and development of other products such as incorporating graphene to the development of the aptamer-based, SARS-CoV-2 rapid detection technology with McMaster University. The Corporation will continue to develop aptamers for each SARS-CoV-2 variant of note to be included in the rapid detection test. One further communicable disease will be identified (i.e. Norwalk flu) is also expected to be integrated in the rapid detection system and an aptamer to be developed. New aptamers are expected to require an additional one to two months to be integrated within the pathogen detection system being developed and will require an additional $200,000 for optimization of aptamer printing and sample preparation. The Corporation has budgeted approximately $100,000 of its available funds for this purpose.

The Corporation is also continuing during the next twelve months with the development of graphene enhanced polymers through its partnership with Professor Arjmand as described above. The funds that the Corporation contributes are used to sponsor staff who are researching the following: 3D conductive filaments for a variety of applications, graphene quantum dot synthesis and applications, graphene synthesis, upscaling recycled plastics, magnetic filament fabrication. Novel materials developed through this partnership are intended to be marketed for research applications and synthesized in the existing facilities. When sufficient products demonstrate commercial potential, the Corporation may determine to invest additional funds to begin a pilot plant by the end of 2022. Within the next twelve months, the Corporation intends to seek to fabricate novel filaments through a variety of synthesized procedures including melt-mixing followed by extrusion, explore ways to introduce graphene into natural and latex rubber, and to measure elasticity, modulus and conductivity over a range of temperatures and conditions. The Corporation has budgeted approximately $80,000 of its available funds for this purpose.

The Corporation also intends to do further work to develop rapid virus and pathogen detection systems using graphene. The Corporation will seek to develop: (i) commercially synthesized aptamers for the detection of COVID-19; (ii) aptamer deposition on screen printed electrodes; (iii) an automated detector device that adds the fluidic buffers to the sensor and integrates a potentiostat which measures impedance indicating the presence of absence of the targeted pathogen; and (iv) software that connects the detector to a device and management system. A prototype of the system is expected to be completed in 2022, at which point a final commercialization strategy will be determined based on the market data. The Corporation then intends to request approval for the rapid test under the interim order provision at Health Canada. Within the next twelve months, the Corporation intends to conduct testing, including to seek to synthesize diaptamers from two oglionucleotides, test aptamer for printing and sensitivity, and to optimize buffer agents and printing parameters. The Corporation has budgeted approximately $420,000 of its available funds for this purpose.

TSX-V Requirements

As described above, the Corporation has more recently been focused on the development of nanomaterials and graphene-based technology, using materials from the Albany Graphite Project. The Corporation is currently focused on commercializing a patent-pending graphene- based coating with 99% antimicrobial activity, including against COVID-19, and the potential to use this graphene-based compound as a pharmaceutical product against infectious disease.

Pursuant to the policies of the TSX-V, if an issuer effects a transaction or series or transactions which will redirect its resources and which changes the nature of its business, then it must seek shareholder approval by way of ordinary resolution.

The Board and management of the Corporation recommend the approval of the change of business classification from a "Mining Issuer" to an "Industrial, Technology, or Life Sciences Issuer" in accordance with the policies of the TSX-V. To be effective, resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE CHANGE OF BUSINESS RESOLUTION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER, OR ITS COMMON SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.

The text of the resolution to be passed is set out below:

"BE IT RESOLVED THAT:

1. the changing of the classification of the Corporation by the TSX Venture Exchange from a "Mining Issuer" to an "Industrial, Technology, or Life Sciences Issuer" is hereby approved, and confirmed; and

2. any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolution."

Potential Listing on Alternative Stock Exchange and Voluntary De-Listing from TSX Venture Exchange

Management of the Corporation is currently reviewing and considering alternative and/or additional stock exchange listings for the Common Shares. Management is currently undertaking an assessment of various stock exchanges including the Toronto Stock Exchange, NEO Exchange Inc. and the Canadian Securities Exchange in Canada, as well as NASDAQ Inc., and the New York Stock Exchange in the United States (any of such stock exchanges, an "Alternate Exchange"). Upon completion of such assessment, management and the Board of the Corporation may determine it advantageous to voluntarily delist the Common Shares from the TSX-V (the "Voluntary Delisting") in order to proceed with a listing on any of such Alternate Exchanges. Completing a listing of the Corporation's Common Shares on an Alternative Exchange would be conditional on the Corporation satisfying the listing conditions of such exchange. Additionally, the Voluntary Delisting would be subject to the Corporation obtaining any necessary regulatory consents, including the approval of the TSX-V.

Voluntary Delisting

At the Meeting the shareholders will be asked to consider, and if deemed advisable, to pass, with or without variation, a resolution authorizing the Delisting (the "Voluntary Delisting Resolution"). Pursuant to the policies of the TSX-V, in order to proceed with a Voluntary Delisting the Corporation must obtain a "majority of the minority shareholder approval", being at least a majority of the votes cast on the Voluntary Delisting Resolution at the Meeting by the disinterested shareholders of the Corporation, being all the shareholders of the Corporation other than promoters, directors, officers and other insiders of the Corporation, whether in person or by proxy.

The Board may determine not to present the Voluntary Delisting Resolution to the Meeting or, if the Voluntary Delisting Resolution is presented to the Meeting and approved by shareholders, the Board is authorized, in its sole discretion, to determine not to proceed with the proposed Voluntary Delisting, without further approval of the shareholders. The implementation of the Voluntary Delisting is also conditional upon the Corporation obtaining all necessary regulatory consents.

Voluntary Delisting Resolution

The Board recommends that shareholders vote in favour of the Voluntary Delisting Resolution, substantially in the form set out below:

"BE IT RESOLVED THAT:

1. the Corporation is hereby authorized to apply to voluntarily delist the Common Shares from the TSX Venture Exchange;

2. the Corporation is hereby authorized to seek approval from any of the Toronto Stock Exchange, NEO Exchange Inc., the Canadian Securities Exchange, NASDAQ Inc. or the New York Stock Exchange, or such other qualified stock exchange, to list its securities for public trading;

3. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they are hereby authorized and empowered to revoke this resolution at any time before it is acted upon and to determine not to proceed with the voluntary delisting of the Common Shares from the TSX Venture Exchange without further approval of the shareholders of the Corporation; and

4. any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolution."

To be approved, the Voluntary Delisting Resolution requires the affirmative vote of (i) at least a majority of the votes cast on the Voluntary Delisting Resolution at the Meeting, whether in person or by proxy; and (ii) a "majority of the minority shareholder approval" obtained in accordance with the requirements of the TSX-V, being at least a majority of the votes cast on the Voluntary Delisting Resolution at the Meeting by the disinterested shareholders of the Corporation, being all the shareholders of the Corporation other than promoters, directors, officers and other insiders of the Corporation, whether in person or by proxy. To the knowledge of the Corporation, as at the Record Date, such persons own an aggregate of 3,457,821 Common Shares representing approximately 3.9% of all issued and outstanding Common Shares as of the Record Date.

If the Voluntary Delisting Resolution does not receive the requisite shareholder approval, the Common Shares will continue to be listed on the TSX-V.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE VOLUNTARY DELISTING RESOLUTION. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE VOLUNTARY DELISTING RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST THE DELISTING RESOLUTION.

Stock Option Plan Approval

The Corporation has adopted a "rolling" stock option plan (the "Stock Option Plan") for officers, directors, employees and consultants of the Corporation. The Stock Option Plan was last approved by the disinterested shareholders of the Corporation at the annual and special meeting of shareholders held on September 28, 2020.

The Stock Option Plan provides that the number of Common Shares which may be reserved for issue pursuant to the exercise of stock options (together with Common Shares which may be reserved for issue pursuant to any other share compensation arrangements of the Corporation) is equal to up to 10% of the issued and outstanding Common Shares as at the date of grant, subject to standard anti-dilution adjustment. This is a "rolling" stock option plan as the number of Common Shares reserved for issue pursuant to the grant of stock options will increase as the number of issued and outstanding Common Shares increases. At no time will more than 10% of the outstanding Common Shares be subject to grant under the Stock Option Plan.

The principal features of the Stock Option Plan are described in more detail below in the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans - Stock Option Plan".

The Stock Option Plan is a "rolling" stock option plan and under Policy 4.4 of the TSX Venture Exchange (the "TSXV"), a listed company on the TSXV is required to obtain the approval of its shareholders for a "rolling" stock option plan at each annual meeting of shareholders.

At the Meeting, the shareholders of the Corporation will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution in the form set out below (the "Stock Option Plan Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, approving and confirming the Stock Option Plan. In order to pass, the Stock Option Plan Resolution must be approved by a majority of the votes cast at the Meeting by all shareholders, present in person or represented by proxy.

The Board is seeking approval of the Stock Option Plan Resolution in the event that the LTIP is not approved by shareholders, applicable regulatory authorities, or it is determined by the Board not to adopt the LTIP.

The text of the Stock Option Plan Resolution to be submitted to the shareholders of the Corporation is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"BE IT RESOLVED THAT AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1. the stock option plan of the Corporation as described in the management information circular dated August 19, 2021 (the "Stock Option Plan"), be and it is hereby confirmed and approved;

2. the Stock Option Plan may be amended by the directors of the Corporation in order to satisfy the requests of any regulatory authorities or the TSX Venture Exchange (collectively the "Regulatory Requests") without further approval of the shareholders of the Corporation, unless approval of the shareholders of the Corporation is required by the Regulatory Requests; and

3. any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolutions."

The Board recommends that shareholders vote for the Stock Option Plan Resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE STOCK OPTION PLAN RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the form of proxy furnished by the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF CORPORATE GOVERNANCE

Board of Directors

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of the Shareholders, but that it also promotes effective decision making, at the Board level.

NI 58-101 defines an "independent director" as a director who has no direct or indirect "material relationship" with the issuer. A "material relationship" is as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. The Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent.

The Board is currently comprised of five (5) directors being Brian Bosse, Dr. Francis Dubé, Greg Fenton, Frank Klees and Eric Wallman. Messrs. Klees and Wallman are independent within the meaning of NI 58-101. Messrs. Bosse, Fenton and Dubé are not independent as they are officers of the Corporation and thereby have a "material relationship" with the Corporation.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in National Policy 58-201 - Corporate Governance Guidelines, the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance.

Other Public Corporation Directorships

The following, member of the Board currently holds a directorship in another reporting, issuer as set forth below:

Name of Director	Name of Reporting Issuer	Market
Brian Bosse	IC Capitalight Corp.	CSE

Orientation and Continuing Education of Board Members

The Board, together with the Nominating Committee (the "Nominating Committee") is responsible for providing a comprehensive orientation and education program for new directors which fully sets out:

• the role of the Board and its committees;

• the nature and operation of the business of the Corporation; and

• the contribution which individual directors are expected to make to the Board in terms of both time and resource commitments.

In addition, the Board, together with the Nominating Committee, is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics to encourage and promote a culture of ethical business conduct amongst the directors, officers and employees of the Corporation. Copies of the Code of Conduct are available upon written request from the Chief Executive Officer of the Corporation. The Board is responsible for ensuring compliance with the Corporation's Code of Conduct. The Code of Conduct was adopted during the Last Financial Year, and there have been no departures from the Corporation's Code of Conduct since its adoption.

In addition to those matters which, by law, must be approved by the Board, the approval of the Board is required for:

• the Corporation's annual business plan and budget;

• material transactions not in the ordinary course of business; and

• transactions which are outside of the Corporation's existing business.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

The Corporation believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by the Corporation's directors, officers and employees.

Nomination of Directors

The Nominating Committee holds the responsibility for the appointment and assessment of directors.

The Nominating Committee seeks to achieve a balance of knowledge, experience and capability among the members of the Board. When considering candidates for director, the Nominating Committee takes into account a number of factors, including the following (although candidates need not possess all of the following characteristics and not all factors are weighted equally):

• Personal qualities and characteristics, accomplishments and reputation in the business community;

• Current knowledge and contacts in the countries and/or communities in which the Corporation does business and in the Corporation's industry sectors or other industries relevant to the Corporation's business; and

• Ability and willingness to commit adequate time to Board and committee matters, and be responsive to the needs of the Corporation.

The Board will periodically assess the appropriate number of directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Board is expanded, the Nominating Committee will consider various potential candidates for director.

Candidates may come to the attention of the Nominating Committee through current directors or management, stockholders or other persons. These candidates will be evaluated at regular or special meeting of the Nominating Committee, and may be considered at any point during the year.

Compensation

The Compensation Committee assists the Board in its oversight role with respect to (i) the Corporation's global human resource strategy, policies and programs, and (ii) all matters relating to the proper utilization of human resources within the Corporation, with special focus on management succession, development and compensation.

The Compensation Committee:

• reviews and makes recommendations to the Board at least annually regarding the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity- based plans, bonus plans, pension plans (if any), executive stock option plans including the Plan and grants and benefit plans;

• has sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention;

• reviews and approves at least annually all compensation arrangements with the senior executives of the Corporation;

• reviews and approves at least annually all compensation arrangements with the directors of the Corporation; and

• reviews the executive compensation sections disclosed in annual management proxy circular distributed to the shareholders in respect of the Corporation's annual meetings of shareholders.

Advisory Board

The Advisory Board was created to assist the Board with developing the Corporation's corporate strategy. The Current Advisory Board is comprised of Dr. Joseph Korkis, Dr. Yingfu Li and Dr. Ken Reed.

The Board anticipates that additional members will be appointed to this committee from time to time depending on the specific requirements of the Corporation.

Other Board Committees

The Board has no standing committees other than the Audit Committee, the Compensation Committee, the Nominating Committee, and the Board Advisory Committee.

Assessments

The Board does not consider formal assessments useful given the stage of the Corporation's business and operations. However, the chairman of the Board meets annually with each director individually, which facilitates a discussion of his contribution and that of other directors. When needed, time is set aside at a meeting of the Board for a discussion regarding the effectiveness of the Board and its committees. If appropriate, the Board then considers procedural or substantive changes to increase the effectiveness of the Board and its committees. On an informal basis, the chairman of the Board is also responsible for reporting to the Board on areas where improvements can be made. Any agreed upon improvements required to be made are implemented and overseen by the Nominating Committee. A more formal assessment process will be instituted as, if, and when the Board considers it to be necessary.

AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The directors of the Corporation have adopted a Charter for the Audit Committee, which sets out the Audit Committee's mandate, organization, powers and responsibilities. The full text of the Audit Committee Charter is attached hereto as Appendix "A" to this Circular.

Composition of the Audit Committee

The members of the Audit Committee are Eric Wallman CPA, CA (Chair), Brian Bosse and Frank Klees. Messrs. Wallman and Klees are independent (as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52- 110).

Name of Member	Independent(1)	Financially Literate(2)
Eric Wallman CPA, CA (Chair)	Yes	Yes
Brian Bosse	No	Yes
Frank Klees	Yes	Yes

Notes:

(1) To be considered independent, a member of the Audit Committee must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could. in the view of the board of directors of the Corporation. be reasonably expected to interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate. a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Relevant Education and Experience

Mr. Wallman is a graduate of the University of Manitoba in 1983, and obtained a full CA designation in 1986. He has held senior accounting and finance positions in industry since 1991, and has been an active investor in the junior mining market since 1992. Currently, Mr. Wallman is the Senior Vice-President, Finance and Administration with Bothwell Cheese, which is the largest independently owned cheese manufacturer in Canada. His role includes strategic planning for Bothwell Cheese and two related companies.

Mr. Bosse graduated from Wilfrid Laurier University's School of Business and Economics and became a Chartered Financial Analyst in 2001. He entered the securities industry in 1995 as a floor trader at the Toronto Stock Exchange.

Mr. Bosse has long experience with public equity valuations, investment banking, and trading for investment houses including Dundee Corporation and Société Générale. He was Vice President and Portfolio Manager of the Goodman Bluespring Fund at Goodman & Corporation Investment Counsel from 2012-2016.

Currently, Mr. Bosse is Chief Executive Officer and a director at IC Capitalight Corp. He has 24 years of work experience as a highly skilled corporate- turnaround executive, and has extensive knowledge of the mining industry through Murenbeeld & Co. subscription research.

Mr. Klees is a highly respected professional who has held senior leadership positions in both the private sector and in government. Mr. Klees served five terms as a Progressive Conservative Member of the Legislative Assembly of Ontario from 1995 to 2014. He held senior cabinet positions in the governments of Mike Harris and Ernie Eves including Minister of Transportation, Minister of Tourism, Chief Government Whip and Deputy House Leader with additional responsibilities as a Member of the Management Board of Cabinet and the Board of Internal Economy. Over the course of 19 years as an elected politician, Mr. Klees established strong and trusted working relationships at all levels of government.

Mr. Klees has extensive business experience in the energy sector, financial services and real estate development. He was a co‐founder and Executive Vice President of Municipal Gas Corporation, served as Corporate Director and Member of the Audit and Governance Committees of Universal Energy Ltd. and has been a member of the Supervisory Board of Rockwool North America from 2003 to November 2020.

Mr. Klees is a Senior Advisor to a number of public and private enterprises and provides business development, government relations and strategic planning advisory services.

Audit Committee Oversight

At no time during the Last Financial Year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the external auditors of the Corporation not been adopted by the Board Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in its Charter.

External Auditor Services Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two completed financial years:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
March 31, 2021	$25,500	$4,080	Nil	$4,590
March 31, 2020	$26,010	Nil	Nil	$3,060

Notes:

(1) The aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation's annual financial statements.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not disclosed in the "Audit Fees" column.

(3) The aggregate fees billed for tax compliance, tax advice. and tax planning services.

(4) Represents fees billed by the auditor in connection with the proofread of the Corporation's quarterly statements and the provision of non-audit related services during the last financial year.

Exemption

Since the Corporation is a "Venture Issuer" pursuant to NI 52-110 (its securities are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America, or a market outside of Canada and the United States of America), it is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of August 19, 2021, no director, executive officer or associate of any director or executive officer of the Corporation was indebted to the Corporation, nor were any of these individuals indebted to any other entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation, including under any securities purchase or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, or any associate or affiliate of any informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found under the Corporation's issuer profile on SEDAR at www.sedar.com. Financial information is provided in the Corporation's financial statements and management's discussion and analysis for the year ended March 31, 2020, which are also available on SEDAR. Inquiries, including requests for copies of the Corporation's financial statements and management's discussion and analysis, and this Circular, may be directed to the Corporate Secretary of the Corporation at 210-1205 Amber Drive, Thunder Bay, Ontario P7B 6M4.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF

DIRECTORS

"Dr. Francis Dubé"

Dr. Francis Dubé

Chair of the Board of Directors

CERTIFICATE OF ZEN GRAPHENE SOLUTIONS LTD.

Dated: August 19, 2021.

The foregoing constitutes full, true, and plain disclosure of all material facts relating to the securities of ZEN Graphene Solutions Ltd. assuming completion of the Change of Business.

"Greg Fenton" (signed)	"Brian Bosse" (signed)
Chief Executive Officer and Director	Chief Financial Officer
and Director

ON BEHALF OF THE BOARD OF DIRECTORS

"Dr. Francis Dube" (signed)	"Eric Wallman" (signed)
Executive Chairman and Director	Director

APPENDIX A

AUDIT COMMITTEE CHARTER

Mandate

The Audit Committee ("Committee") is a committee of the Board of Directors ("the Board"). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting, and disclosure requirements, the overall maintenance of the systems of internal controls that management have established and the overall responsibility for Zen Graphene Solutions Ltd.'s (the "Corporation") external and internal audit processes.

The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Corporation, its external legal counsel or external auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Corporation's outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to determine whether the Corporation's financial disclosures are complete, accurate, are in accordance with international financial reporting standards and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the external auditor, and review compliance with laws and regulations and the Corporation's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Corporation as it deems advisable.

Membership and Composition

The Committee shall consist of at least three Directors who shall serve on behalf of the Board of which at least two directors are independent. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the TSX Venture Exchange, including National Instrument 52-110, and other regulatory agencies as required.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chairman of the Committee. In his absence, the Committee may appoint another person provided a quorum is present.

The Chairman will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

Meetings

At the request of the external auditor, the Chief Executive Officer or the Chief Financial Officer of the Corporation or any member of the Committee, the Chairman will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chairman, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner and no less than five (5) business days before the meeting.

The Committee shall meet no less than four times per year or more frequently if circumstances or the obligations require.

Duties and Responsibilities

The duties and responsibilities of the Committee shall be as follows:

A. Financial Reporting, and Disclosure

i. Review and discuss with management and the external auditor at the completion of the annual examination:

(a) the Corporation's audited financial statements and related notes;

(b) the external auditor's audit of the financial statements and their report thereon;

(c) any significant changes required in the external auditor's audit plan;

(d) any serious difficulties or disputes with management encountered during the course of the audit; and

(e) other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

ii. Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Corporation's quarterly financial statements.

iii. Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

iv. Review and discuss with management any guidance being, provided to shareholders on the expected future results and financial performance of the Corporation and provide their recommendations on such documents to the Board.

v. Inquire of the auditors the quality and acceptability of the Corporation's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

vi. Meet independently with the external auditor and management in separate executive sessions, as necessary or appropriate.

vii. Ensure that management has the proper systems in place so that the Corporation's financial statements, financial reports and other financial information satisfy legal and regulatory requirements. Based upon discussions with the external auditor and the financial statement review, if it deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements.

viii. Oversee and enforce Corporation's public disclosure practices.

External Auditor

i. Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

ii. Recommend to the Board the external auditor to be nominated and review the performance of the auditor, including the lead partner of the external auditor.

iii. Confirm with the external auditor and receive written confirmation at least once per year as to disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

iv. Take reasonable steps to confirm the independence of the external auditor, which shall include:

(a) ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Corporation, consistent with generally accepting auditing practices,

(b) considering and discussing with the external auditor any disclosed relationships or services, including non audit services, that may impact the objectivity and independence of the external auditor, and

(c) approve in advance any non audit related services provided by the auditor to the Corporation with a view to ensuring., independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of the TSX Venture Exchange with respect to approval of non audit related serviced performed by the auditor.

Internal Controls and Audit

i. Review and assess the adequacy and effectiveness of the Corporation's systems of internal and management information systems through discussion with management and the external auditor to ensure that the Corporation maintains appropriate systems, is able to assess the pertinent risks of the Corporation and that the risk of a material misstatement in the financial disclosures can be detected.

ii. Assess the requirement for the appointment of an internal auditor for the Corporation.

iii. Inquire of management and the external auditor about the systems of internal controls that management and the Board have established and the effectiveness of those systems. In addition, inquire of management and the external auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Corporation.

Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting, or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

Charter Review

The Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

Adoption

This Policy was adopted by the Board on August 1, 2010.

SCHEDULE "B"

OMNIBUS LONG-TERM INCENTIVE PLAN

Attached is the Omnibus Long-Term Incentive Plan

ZEN GRAPHENE SOLUTIONS LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

 September 27, 2021

( i )

( ii )

ZEN GRAPHENE SOLUTIONS LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

ZEN Graphene Solutions Ltd. (the "Corporation") hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and management company employees providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation's long-term results.

ARTICLE 1-DEFINITIONS

Section 1.1 Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

"Affiliates" has the meaning given to this term in the Securities Act (Ontario), as such legislation may be amended, supplemented or replaced from time to time;

"Awards" means Options, RSUs and PSUs granted to a Participant pursuant to the terms of the Plan, and for greater certainty includes Dividend Share Units (as defined in Section 5.2);

"Award Agreement" means an Option Agreement, RSU Agreement, PSU Agreement, or an Employment Agreement, as the context requires;

"Black-Out Period" means the period of time required by applicable law when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by Insiders or other specified persons;

"Board" means the board of directors of the Corporation as constituted from time to time;

"Broker" has the meaning ascribed thereto in Section 7.4(2) hereof;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada, or Vancouver, British Columbia, Canada for the transaction of banking business;

"Cancellation" has the meaning ascribed thereto in Section 2.5(1) hereof;

"Cash Equivalent" means in the case of Share Units, the amount of money equal to the Market Value multiplied by the number of vested Share Units in the Participant's Account, net of any applicable taxes in accordance with Section 7.4, on the Share Unit Settlement Date;

"Change of Control" means unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a) any transaction (other than a transaction described in clause (b) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation's then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation's equity incentive plans; or (B) as a result of the conversion of the multiple voting shares in the capital of the Corporation into Shares;

(b) there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction, or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(c) the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation's assets to a person other than a person that was an Affiliate of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or

(e) individuals who, on the effective date, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

"Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

"Code of Ethics" means any code of ethics adopted by the Corporation, as modified from time to time;

"Corporation" means ZEN Graphene Solutions Ltd., a corporation existing under the Business Corporations Act (Ontario), as amended from time to time;

"Discounted Market Price" has the meaning given to such term in TSXV Policy 1.1, as amended, supplemented or replaced from time to time;

"Dividend Share Units" has the meaning ascribed thereto in Section 5.2 hereof;

"Eligible Participants" has the meaning ascribed thereto in Section 2.4(1) hereof;

"Employment Agreement" means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

"Exercise Notice" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Award, if applicable;

"Exercise Price" has the meaning ascribed thereto in Section 3.2(1) hereof;

"Expiry Date" has the meaning ascribed thereto in Section 3.4 hereof;

"Insider" has the meaning attributed thereto in the TSX Company Manual in respect of the rules governing security-based compensation arrangements, as amended from time to time;

"Investor Relations Activities" has the meaning given to such term in TSXV Policy 1.1, as amended, supplemented or replaced from time to time;

"Market Value" means at any date when the market value of Shares of the Corporation is to be determined, the three-day volume weighted average trading price of the Shares on the Trading Day prior to the date of grant on the principal stock exchange on which the Shares are listed, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

"Non-Employee Directors" means members of the Board who, at the time of execution of an Award Agreement, if applicable, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, consultants or service providers providing ongoing services to the Corporation or its Affiliates;

"Option" means an option granted to the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, but subject to the provisions hereof;

"Option Agreement" means a written notice from the Corporation to a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix "A", or such other form as the Board may approve from time to time;

"Participants" means Eligible Participants that are granted Awards under the Plan;

"Participant's Account" means an account maintained to reflect each Participant's participation in RSUs and/or PSUs under the Plan;

"Performance Criteria" means criteria established by the Board which, without limitation, may include criteria based on the Participant's personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

"Performance Period" means the period determined by the Board pursuant to Section 4.4 hereof;

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

"Plan" means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

"PSU" means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"PSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form of Appendix "D", or such other form as the Board may approve from time to time;

"Restriction Period" means the period determined by the Board pursuant to Section 4.3 hereof;

"RSU" means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"RSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix "C", or such other form as the Board may approve from time to time;

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more employees, directors, officers or insiders of the Corporation or a Subsidiary. For greater certainty, a "Share Compensation Arrangement" does not include a security-based compensation arrangement used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation;

"Shares" means the common shares in the capital of the Corporation;

"Share Unit" means a RSU or PSU, as the context requires;

"Share Unit Settlement Date" has the meaning determined in Section 4.6(1)(a);

"Share Unit Settlement Notice" means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs or PSUs;

"Share Unit Vesting Determination Date" has the meaning described thereto in Section 4.5 hereof;

"Stock Exchange" means the TSXV or the TSX, as applicable from time to time;

"Subsidiary" means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

"Successor Corporation" has the meaning ascribed thereto in Section 6.1(3) hereof;

"Surrender" has the meaning ascribed thereto in Section 3.6(3);

"Surrender Notice" has the meaning ascribed thereto in Section 3.6(3);

"Tax Act" means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

"Termination Date" means the date on which a Participant ceases to be an Eligible Participant;

"Trading Day" means any day on which the Stock Exchange is opened for trading;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"TSXV Policy" means the TSXV Corporate Finance Policies; and

"U.S. Participant" means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code.

ARTICLE 2-PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1 Purpose of the Plan.

The purpose of this Plan is to advance the interests of the Corporation by: (i) providing Eligible Participants with additional incentives; (ii) encouraging stock ownership by such Eligible Participants; (iii) increasing the proprietary interest of Eligible Participants in the success of the Corporation; (iv) promoting growth and profitability of the Corporation; (v) encouraging Eligible Participants to take into account long-term corporate performance; (vi) rewarding Eligible Participants for sustained contributions to the Corporation and/or significant performance achievements of the Corporation; and (vii) enhancing the Corporation's ability to attract, retain and motivate Eligible Participants.

Section 2.2 Implementation and Administration of the Plan.

(1) Subject to Section 2.3, this Plan will be administered by the Board.

(2) Subject to the terms and conditions set forth in this Plan, the Board is authorized to provide for the granting, exercise and method of exercise of Awards, all at such times and on such terms (which may vary between Awards granted from time to time) as it determines. In addition, the Board has the authority to (i) construe and interpret this Plan and all certificates, agreements or other documents provided or entered into under this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board will be binding on all Participants and on their legal, personal representatives and beneficiaries.

(3) No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan, any Award Agreement or other document or any Awards granted pursuant to this Plan.

(4) The day-to-day administration of the Plan may be delegated to such committee of the Board and/or such officers and employees of the Corporation as the Board determines from time to time.

(5) Subject to the provisions of this Plan, the Board has the authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of an Award.

Section 2.3 Delegation to Committee.

Despite Section 2.2 or any other provision contained in this Plan, the Board has the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. In such circumstances, all references to the Board in this Plan include reference to such committee and/or member of the Board, as applicable.

Section 2.4 Eligible Participants.

(1) The Persons who shall be eligible to receive Awards ("Eligible Participants") shall be the bona fide directors, officers, senior executives, consultants, management company employees and other employees of the Corporation or a Subsidiary, providing ongoing services to the Corporation and its Affiliates; notwithstanding the foregoing, providers of Investor Relations Activities shall not be included as Eligible Participants entitled to receive Share Units related to RSU Agreements or PSU Agreements.

(2) Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant's relationship, employment or appointment with the Corporation.

(3) Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or appointment by the Corporation.

Section 2.5  Shares Subject to the Plan.

(1) Subject to adjustment pursuant to provisions of Article 6 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Options under the Plan shall not exceed ten percent (10%) of the total issued and outstanding Shares from time to time or such other number as may be approved by the Stock Exchange and the shareholders of the Corporation from time to time, provided that at all times when the Corporation is listed on the TSXV, the shareholder approval referred to herein must be obtained on a "disinterested" basis in compliance with the applicable policies of the TSXV. In addition, the total number of Shares reserved and available for grant and issuance pursuant to the Share Units shall not exceed 8,918,993.

(2) Shares in respect of which an Award is granted under the Plan, but not exercised prior to the termination of such Award or not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

Section 2.6 Participation Limits.

Subject to adjustment pursuant to provisions of Article 6 hereof, the aggregate number of Shares (i) issued to Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the total issued and outstanding Shares from time to time. Any Awards granted pursuant to the Plan, prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in this Section 2.6.

Section 2.7 Additional TSXV Limits.

(1) In addition to the requirements in Section 2.5 and Section 2.6, subject to Section 4.2(7), and notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV:

(a) the total number of Shares which may be reserved for issuance to any one Eligible Participant under the Plan together with all of the Corporation's other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date or within any 12-month period (in each case on a non-diluted basis);

(b) the aggregate number of Awards to any one Eligible Participant that is a consultant of the Corporation in any 12-month period must not exceed 2% of the issued Shares calculated at the date an option is granted;

(c) the aggregate number of Options to all persons retained to provide Investor Relations Activities must not exceed 2% of the issued Shares in any 12-month period calculated at the date an option is granted (and including any Eligible Participant that performs Investor Relations Activities and/or whose role or duties primarily consist of Investor Relations Activities);

(d) Options granted to any person retained to provide Investor Relations Activities must vest in a period of not less than 12 months from the date of grant of the Award and with no more the 25% of the Options vesting in any three (3) month period notwithstanding any other provision of this Plan; and

(e) the aggregate number of Share Units issuable to all Eligible Participants under the Plan must not exceed 8,918,993.

(2) At all times when the Corporation is listed on the TSXV, the Corporation shall seek annual TSXV and disinterested shareholder approval for this rolling Plan in conformity with TSXV Policy 4.4.

ARTICLE 3-OPTIONS

Section 3.1 Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof.

Section 3.2 Option Awards.

(1) The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) determine the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the "Exercise Price"), (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable) and (v) determine the Expiry Date, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Stock Exchange.

(2) Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a Option Agreement, each Option shall vest as to 1/3 on the first anniversary date of the grant, 1/3 on the second anniversary of the date of grant, and 1/3 on the third anniversary of the date of grant.

(3) Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV, the Corporation shall maintain timely disclosure and file appropriate documentation in connection with Option grants made under this Plan in accordance with TSXV Policy 4.4.

Section 3.3 Exercise Price.

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant and in any event shall not be less than the Discounted Market Price.

Section 3.4 Expiry Date; Blackout Period.

Subject to Section 6.2, each Option must be exercised no later than ten (10) years after the date the Option is granted or such shorter period as set out in the Participant's Option Agreement, at which time such Option will expire (the "Expiry Date"). Notwithstanding any other provision of this Plan, each Option that would expire during or within ten (10) Business Days immediately following a Black- Out Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Black-Out Period. Where an Option will expire on a date that falls immediately after a Black-Out Period, and for greater certainty, not later than ten (10) Business Days after the Black-Out Period, then the date such Option will expire will be automatically extended by such number of days equal to ten (10) Business Days less the number of Business Days after the Black-Out Period that the Option expires.

Section 3.5 Exercise of Options.

(1) Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2) Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board may determine in its sole discretion.

(3) No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 6.1, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 3.6 Method of Exercise and Payment of Purchase Price.

(1) Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an Exercise Notice to the Corporation in the form and manner determined by the Board from time to time, together with cash, a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and any applicable tax withholdings.

(2) Subject to Section 3.6(5), pursuant to the Exercise Notice and subject to the approval of the Board, a Participant may choose to undertake a "cashless exercise" with the assistance of a broker in order to facilitate the exercise of such Participant's Options. The "cashless exercise" procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that Participant under an Exercise Notice and any applicable tax withholdings. Pursuant to the Exercise Notice, the Participant may authorize the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price and any applicable tax withholdings, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the Exercise Notice.

(3) Subject to Section 3.6(5), in addition, in lieu of exercising any vested Option in the manner described in this Section 3.6(1) or Section 3.6(2), and pursuant to the terms of this Article 3, a Participant may, by surrendering an Option ("Surrender") with a properly endorsed notice of Surrender to the Corporate Secretary of the Corporation, substantially in the form of Schedule "B" to the Option Agreement (a "Surrender Notice"), elect to receive that number of Shares calculated using the following formula:

X = (Y * (A-B)) / A

Where:

X = the number of Shares to be issued to the Participant upon exercising such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued

Y = the number of Shares underlying the Options to be Surrendered

A = the Market Value of the Shares as at the date of the Surrender

B = the Exercise Price of such Options

(4) Subject to Section 3.6(5), upon the exercise of an Option pursuant to Section 3.6(1) or Section 3.6(3), the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant such number of Shares as the Participant shall have then paid for and as are specified in such Exercise Notice.

(5) Notwithstanding any other provision of this Plan, the "cashless exercise" provisions contained in each of Section 3.6(2), Section 3.6(3) and Section 3.6(4) shall not apply at all times when the Corporation is listed on the TSXV, and such provisions shall be of no force and effect during such period.

ARTICLE 4 -SHARE UNITS

Section 4.1 Nature of Share Units.

A Share Unit is an Award entitling the recipient to acquire Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

Section 4.2 Share Unit Awards.

(1) Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs and/or PSUs under the Plan, (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs and/or PSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2) The RSUs and PSUs are structured so as to be considered to be a plan described in Section 7 of the Tax Act or any successor to such provision.

(3) Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement and/or PSU Agreement, the Board shall determine whether each RSU and/or PSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

(4) Share Units shall be settled by the Participant at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the Share Unit Settlement Date.

(5) Unless otherwise specified in the RSU Agreements, one-third of RSUs awarded pursuant to a RSU Agreement shall vest on each of the first three anniversaries of the date of grant.

(6) Each Non-Employee Director may elect to receive all or a portion his or her annual retainer fee in the form of a grant of RSUs in each fiscal year. The number of RSUs shall be calculated as the amount of the Non-Employee Director's annual retainer fee elected to be paid by way of

RSUs divided by the Market Value. At the discretion of the Board, fractional RSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

(7) Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV, no person retained to provide Investor Relations Activities shall receive any grant of Share Units in compliance with TSXV Policy 3.4.

Section 4.3 Restriction Period Applicable to Share Units.

The applicable restriction period in respect of a particular Share Unit shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the Award is granted ("Restriction Period"). For example, the Restriction Period for a grant made in June 2020 shall end no later than December 31, 2024. Subject to the Board's determination, any vested Share Units with respect to a Restriction Period will be paid to Participants in accordance with Article 4, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested Share Units shall be cancelled on the Share Unit Vesting Determination Date (as such term is defined in Section 4.5) and, in any event, no later than the last day of the Restriction Period.

Section 4.4 Performance Criteria and Performance Period Applicable to PSU Awards.

(1) For each award of PSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the "Performance Period"), provided that such Performance Period may not expire after the end of the Restriction

Period, being no longer than three (3) years after the calendar year in which the Award was granted. For example, a Performance Period determined by the Board to be for a period of three (3) financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the second financial year after the year in which the grant was made. In such a case, for a grant made on January 4, 2020, the Performance Period will start on January 1, 2020 and will end on December 31, 2023.

(2) For each award of PSUs, the Board shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

Section 4.5 Share Unit Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the "Share Unit Vesting Determination Date"), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any. For greater certainty, the Share Unit Vesting Determination Date in respect of Share Units must fall after the end of the Performance Period, if applicable, but no later than the last day of the Restriction Period.

Settlement of Share Unit Awards.

(1) Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a RSU Agreement and/or PSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of a Share Unit are satisfied:

(a) all of the vested Share Units covered by a particular grant may, subject to Section 4.6(4), be settled at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the date that is five (5) years from their Share Unit Vesting Determination Date (the "Share Unit Settlement Date"); and

(b) a Participant is entitled to deliver to the Corporation, on or before the Share Unit Settlement Date, a Share Unit Settlement Notice in respect of any or all vested Share Units held by such Participant.

(2) Subject to Section 4.6(4), settlement of Share Units shall take place promptly following the Share Unit Settlement Date and take the form set out in the Share Unit Settlement Notice through:

(a) in the case of settlement of Share Units for their Cash Equivalent, delivery of a bank draft, certified cheque or other acceptable form of payment to the Participant representing the Cash Equivalent;

(b) in the case of settlement of Share Units for Shares, delivery of Shares to the Participant; or

(c) in the case of settlement of the Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3) If a Share Unit Settlement Notice is not received by the Corporation on or before the Share Unit Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 4.7(2).

(4) Notwithstanding any other provision of this Plan, in the event that a Share Unit Settlement Date falls during a Black-Out Period and the Participant has not delivered a Share Unit Settlement Notice, then such Share Unit Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period is terminated. Where a Share Unit Settlement Date falls immediately after a Black-Out Period, and for greater certainty, not later than ten (10) Business Days after the Black-Out Period, then the Share Unit Settlement Date will be automatically extended by such number of days equal to ten (10) Business Days less the number of Business Days that a Share Unit Settlement Date is after the Black-Out Period.

Section 4.7 Determination of Amounts.

(1) Cash Equivalent of Share Units. For purposes of determining the Cash Equivalent of Share Units to be made pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and shall equal the Market Value on the Share Unit Settlement Date multiplied by the number of vested Share Units in the Participant's Account which the Participant desires to settle in cash pursuant to the Share Unit Settlement Notice.

(2) Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of Share Units pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and be the whole number of Shares equal to the whole number of vested Share Units then recorded in the Participant's Account which the Participant desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan in respect of such Share Units settled for Shares shall be satisfied in full by such issuance of Shares.

ARTICLE 5-GENERAL CONDITIONS

Section 5.1 General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1) Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2) Rights as a Shareholder - Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person's name on the share register for the

Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person's name on the share register for the Shares.

(3) Conformity to Plan - In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4) Non-Transferability - Except as set forth herein, Awards are not transferable and not assignable. Awards may be exercised only upon the Participant's death, by the legal representative of the Participant's estate, provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person's own name or in the person's capacity as a legal representative.

(5) Hold Period - The granting of an Award (i) to Insiders, or (ii) where the exercise price is at a discount to the Market Price, shall be subject to a four-month hold period in compliance with the applicable policies of the TSXV.

Section 5.2 Dividend Share Units.

When dividends (other than stock dividends) are paid on Shares, Participants shall receive additional RSUs and/or PSUs, as applicable ("Dividend Share Units") as of the dividend payment date. The number of Dividend Share Units to be granted to the Participant shall be determined by multiplying the aggregate number of RSUs and/or PSUs, as applicable, held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Share, and dividing the result by the Market Value on the dividend payment date, which Dividend Share Units shall be in the form of RSUs and/or PSUs, as applicable. Dividend Share Units granted to a Participant in accordance with this Section 5.2 shall be subject to the same vesting conditions applicable to the related RSUs and/or PSUs.

Section 5.3 Termination of Employment.

(1) Each Share Unit and Option shall be subject to the following conditions:

(a) Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for "cause", all unexercised vested or unvested Share Units and Options granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation's Code of Ethics and any reason determined by the Corporation to be cause for termination.

(b) Retirement. In the case of a Participant's retirement, any unvested Share Units and/or Options held by the Participant as at the Termination Date will continue to vest in accordance with their vesting schedules, and all vested Share Units and Options held by the Participant at the Termination Date may be exercised until the earlier of the expiry date of such Share Units and Options or one (1) year following the Termination Date, provided that if the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Share Units and/or Options held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any "in-the-money" amounts realized upon exercise of Share Units and/or Options following the Termination Date.

(c) Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant's resignation, subject to any later expiration dates determined by the

Board, all Share Units and Options shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of such Share Unit or Option, to the extent such Share Unit or Option was vested and exercisable by the Participant on the effective date of such resignation and all unexercised unvested Share Units and/or Options granted to such Participant shall terminate on the effective date of such resignation.

(d) Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for "cause", resignation or death) the number of

Share Units and/or Options that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the effective date of the Termination Date, or the expiry date of such Share Units and Options. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Share Units and/or Options.

(e) Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Share Units and Options will immediately vest and all Share Units and Options will expire one hundred eighty (180) days after the death of such Participant.

(f) Change of Control. If a participant is terminated without "cause" or resigns for good reason during the 12 month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Share Units and/or Options will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such Options.

(2) For the purposes of this Plan, a Participant's employment with the Corporation or an Affiliate is considered to have terminated effective on the last day of the Participant's actual and active employment with the Corporation or Affiliate, whether such day is selected by agreement with the individual, unilaterally by the Corporation or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant's last day of actual and active employment will be considered as extending the Participant's period of employment for the purposes of determining his entitlement under this Plan.

(3) The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have settled or vested or accrued to the Participant after the date of cessation of employment or if working notice of termination had been given.

Section 5.4 Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Tax Act or any successor provision thereto.

ARTICLE 6-ADJUSTMENTS AND AMENDMENTS

Section 6.1 Adjustment to Shares Subject to Outstanding Awards.

(1) In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2) In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(3) If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 6.1(1) or Section 6.1(2) hereof or, subject to the provisions of Section 6.2(3) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 6.2(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4) If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants' economic rights in respect of their Awards in connection with such distribution, transaction or change.

Section 6.2 Amendment or Discontinuance of the Plan.

(1) The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(a) not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 6 hereof;

(b) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

(c) be subject to shareholder approval, where required by law, the requirements of the Stock Exchange or the provisions of the Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any such amendments:

(i) amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

(ii) changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award (other than in respect of any Options held by persons retained to provide Investor Relations Activities for which prior approval of the TSXV shall be required at all times when the Corporation is listed on the TSXV);

(iii) any amendment regarding the effect of termination of a Participant's employment or engagement;

(iv) any amendment to add or amend provisions relating to the granting of cash- settled awards, provision of financial assistance or clawbacks and any amendment to a cash-settled award, financial assistance or clawbacks provisions which are adopted;

(v) any amendment regarding the administration of this Plan;

(vi) any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the shareholders of the Corporation (provided, however, that any Stock Exchange shall have the overriding right in such circumstances to require shareholder of any such amendments); and

(vii) any other amendment that does not require the shareholder approval under Section 6.2(2).

(2) Notwithstanding Section 6.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a) any change to the maximum number of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.5 and in the event of an adjustment pursuant to Article 6;

(b) any amendment which reduces the exercise price of any Award, except in the case of an adjustment pursuant to Article 6;

(c) any amendment that would permit the introduction or reintroduction of Non-Employee Directors as Eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on Non-Employee Director participation;

(d) any amendment to remove or to exceed the insider participation limit set out in Section 2.6;

(e) any amendment to the amendment provisions of the Plan.

At all times when the Corporation is listed on the TSXV, the shareholder approval referred to in Section 6.2(2)(b) (if any such Award is held by an Insider) and Section 6.2(2)(d) above must be obtained on a "disinterested" basis in compliance with the applicable policies of the TSXV.

(3) The Board may, subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Board.

(4) Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV:

(a) the Corporation shall be required to obtain prior TSXV acceptance of any amendment to this Plan; and

(b) The Corporation shall be requried to obtain disinterested shareholder approval in compliance with the applicable policies of the TSXV for this Plan if, together with all of the Corporation's previously established and outstanding equity compensation plans or grants, could permit at any time: (1) the aggregate number of Shares reserved for issuance under Awards granted to Insiders (as a group) at any point in time exceeding 10% of the issued Shares; and (2) the grant to Insiders (as a group), within a 12 month period, of an aggregate number of Awards exceeding 10% of the issued Shares, calculated at the date an Award is granted to any Insider.

Section 6.3 Change of Control.

(1) Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any Awards or shall substitute similar options or share units for the outstanding Awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding Awards or substitute similar options or share units for the outstanding Awards, as applicable, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Options, RSUs (and related Dividend Share Units) and a specified number of PSUs (and related Dividend Share Units) shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the Plan, shall expire or, with respect to RSUs and PSUs be settled, immediately prior to the termination of the Plan. The number of PSUs which are deemed to be vested shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Criteria prior to the Change of Control.

(2) In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 6.3 shall be returned by the Corporation to the Participant and, if exercised or settled, as applicable, the Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Shares and the original terms applicable to such Awards shall be reinstated.

ARTICLE 7-MISCELLANEOUS

Section 7.1 Currency.

Unless otherwise specifically provided, all references to dollars in this Plan are references to Canadian dollars.

Section 7.2 Compliance and Award Restrictions.

(1) The Corporation's obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any stock exchange on which such Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which such Shares are then listed.

(2) The Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rule and requirements, including all tax withholding and remittance obligations.

(3) No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Corporation.

(4) The Corporation is not obliged by any provision of this Plan or the grant of any Award under this Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Corporation or a Participant of any laws, rules and regulations or any condition of such approvals.

(5) If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and, if applicable, any funds paid to the Corporation in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

Section 7.3 Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 7.4 Tax Withholding.

(1) Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation's transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 7.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

(2) The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the "Broker"), under Section 7.4(1) or under any other provision of the Plan will be made on the Stock Exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(3) The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

(4) Notwithstanding the first paragraph of this Section 7.4, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant's registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

Section 7.5 Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 7.6 Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 7.7 Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 7.8 Effective Date of the Plan.

The Plan was approved by the Board and shall take effect as of [•], 2021.

ADDENDUM FOR U.S. PARTICIPANTS

ZEN GRAPHENE SOLUTIONS LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1. Definitions

"cause" has the meaning attributed under Section 5.3(1)(a) of the Plan, provided however that the Participant has provided the Corporation (or applicable Subsidiary) with written notice of the acts or omissions constituting grounds for "cause" within 90 days of such act or omission and the Corporation (or applicable Subsidiary) shall have failed to rectify, as determined by the Board acting reasonably, any such acts or omissions within 30 days of the Corporation's (or applicable Subsidiary's) receipt of such notice.

"Separation from Service" means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

"Specified Employee" has the meaning set forth in Treasury Regulation Section 1.409A-1(i).

2. Expiry Date of Options

Notwithstanding anything to the contrary in Section 3.4 of the Plan or otherwise, in no event, including as a result of any Black- Out Period or any termination of employment, shall the expiration of any Option issued to a U.S. Participant be extended beyond the original Expiry Date if such Option has an Exercise Price that is less than the Market Value on the date of the proposed extension.

3. Non-Employee Directors

A Non-Employee Director who is also a U.S. Participant and wishes to have all or any part of his or her annual retainer fees paid in the form of RSUs shall irrevocably elect such payment form by December 31 of the year prior to the calendar year during which the annual retainer fees are to be earned. Any election made under this Section 3 shall be irrevocable during the calendar year to which it applies, and shall apply to annual retainers earned in future calendar years unless and until the U.S. Participant makes a later election in accordance with the terms of this Section 3 of the Addendum. With respect to the calendar year in which a U.S. Participant becomes a Non-Employee Director, so long as such individual has never previously been eligible to participate in any deferred compensation plan sponsored by the Corporation, such individual may make the election described in this Section 3 of the Addendum within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the annual retainer not earned before the date such election is made. Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, any RSUs issued to a U.S. Participant that is a Non-Employee Director in lieu of retainer fees shall be settled on earlier of (i) the U.S. Participant's Separation from Service, or (ii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

4. Settlement of Share Unit Awards.

(a) Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, all of the vested Share Units subject to any RSU or PSU shall be settled on earlier of (i) the date set forth in the U.S. Participant's Share Unit Settlement Notice which shall be no later than the fifth anniversary of the applicable Share Unit Vesting Determination

Date, (ii) the U.S. Participant's Separation from Service, or (iii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

(b) Notwithstanding Section 4.6(1)(b) of the Plan, any U.S. Participant must deliver to the Corporation a Share Unit Settlement Notice specifying the Share Unit Settlement Date and form of settlement for his or her RSUs or PSUs on or prior to December 31 of the calendar year prior to the calendar year of the grant; provided that, the Share Unit Settlement Date may be specified at any time prior to the grant date, if the award requires the U.S.

Participant's continued service for not less than 12 months after the grant date in order to vest in such Award. Any such election of Share Unit Settlement Date shall be irrevocable as of the last date in which it is permitted to be made in accordance with the forgoing sentence. Notwithstanding the foregoing, if any U.S. Participant fails to timely submit a Share Unit

Settlement Notice in accordance with the foregoing, then such U.S. Participant's Share Unit

Settlement Date shall be deemed to be the fifth anniversary of the Share Unit Vesting Determination Date, in addition, such settlement shall be in the form of Shares, Cash Equivalent, or a combination of both as determined by the Corporation in its sole discretion.

(c) For the avoidance of doubt, Section 4.6(4) of the Plan shall not apply to any Award issued to a U.S. Participant.

5. Dividend Share Units

For purposes of clarity, any Dividend Share Units issued to any U.S. Participant shall be settled at the same time as the underlying RSUs or PSUs for which they were awarded.

6. Termination of Employment

(a) Notwithstanding Section 5.3(1)(b) of the Plan, any unvested Share Units held by a Participant that retires shall be deemed vested as of the Termination Date and shall be settled at such time as set forth in Section 3 to this Addendum.

(b) For the avoidance of doubt, in the event that a U.S. Participant dies, his or her vested Options shall expire on the earlier of the original expiry date or one hundred and eighty days after the death of such Participant.

7. Specified Employee

Each grant of Share Units to a U.S. Participant is intended to be exempt from or comply with Code Section 409A. To the extent any Award is subject to Section 409A, then

(a) all payments to be made upon a U.S. Participant's Termination Date shall only be made upon such individual's Separation from Service.

(b) if on the date of the U.S. Participant's Separation from Service the Corporation's shares (or shares of any other Corporation that is required to be aggregated with the Corporation in accordance with the requirements of Code Section 409A) is publicly traded on an established securities market or otherwise and the U.S. Participant is a Specified Employee, then the benefits payable to the Participant under the Plan that are payable due to the U.S. Participant's Separation from Service shall be postponed until the earlier of the originally scheduled date and six months following the U.S. Participant's Separation from Service. The postponed amount shall be paid to the U.S. Participant in a lump sum within 30 days after the earlier of the originally scheduled date and the date that is six months following the U.S. Participant's Separation from Service. If the U.S. Participant dies during such six month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Participant's estate within 60 days following the U.S. Participant's death.

8. Adjustments.

Notwithstanding anything to the contrary in Article 6 of the Plan, any adjustment to an Option held by any U.S. Participant shall be made in compliance with the Code which for the avoidance of doubt may include an adjustment to the number of Shares subject thereto, in addition to an adjustment to the Exercise Price thereof.

9. General

Notwithstanding any provision of the Plan to the contrary, all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant's consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

APPENDIX "A"

FORM OF OPTION AGREEMENT

ZEN GRAPHENE SOLUTIONS LTD.

OPTION AGREEMENT

This Stock Option Agreement (the "Option Agreement") is granted by ZEN Graphene Solution Ltd. (the "Corporation"), in favour of the optionee named below (the "Optionee") pursuant to and on the terms and subject to the conditions of the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan.

The terms of the option (the "Option"), in addition to those terms set forth in the Plan, are as follows:

1. Optionee. The Optionee is [⚫] and the address of the Optionee is currently [⚫].

2. Number of Shares. The Optionee may purchase up to [⚫] Shares of the Corporation (the

"Option Shares") pursuant to this Option, as and to the extent that the Option vests and becomes exercisable as set forth in Section 6 of this Option Agreement.

3. Exercise Price. The exercise price is Cdn $ [⚫] per Option Share (the "Exercise Price").

4. Date Option Granted. The Option was granted on [⚫].

5. Expiry Date. The Option terminates on [⚫]. (the "Expiry Date").

6. Vesting. The Option to purchase Option Shares shall vest and become exercisable as follows:

[⚫]

7. Exercise of Options. In order to exercise the Option, the Optionee shall notify the Corporation in the form annexed hereto as Schedule "A", whereupon the Corporation shall use reasonable efforts to cause the Optionee to receive a certificate representing the relevant number of fully paid and non-assessable Shares in the Corporation.

8. Transfer of Option. The Option is not-transferable or assignable except in accordance with the Plan.

9. Inconsistency. This Option Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Option Agreement and the Plan, the terms of the Plan shall govern.

10. Severability. Wherever possible, each provision of this Option Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Option Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Option Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11. Entire Agreement. This Option Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

12. Successors and Assigns. This Option Agreement shall bind and enure to the benefit of the Optionee and the Corporation and their respective successors and permitted assigns.

13. Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

14. Governing Law. This Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

15. Counterparts. This Option Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this Agreement, the Optionee acknowledges that the Optionee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Option Agreement as of the ______ day of _____________________, 20__.

ZEN GRAPHENE SOLUTIONS LTD.

By:       _______________________________________________
             Name:
             Title:

Witness	[Insert Participant's Name]

SCHEDULE "A"
ELECTION TO EXERCISE STOCK OPTIONS

TO:	ZEN GRAPHENE SOLUTIONS LTD. (the "Corporation")

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated ______________________, 20___ under the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:	_____________________________

Exercise Price (per Share):	Cdn.$_____________________________

Aggregate Purchase Price:	Cdn.$_____________________________

Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Corporation for details of such amount):

Cdn.$_____________________________

□ Or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source deductions, and directs such Shares to be registered in the name of ______________________________________________________________________.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of __________________, ______.

________________________________________________
Signature of Participant

_________________________________________________
Name of Participant (Please Print)

SCHEDULE "B"
SURRENDER NOTICE

TO:	ZEN GRAPHENE SOLUTIONS LTD. (the "Corporation")

The undersigned Optionee hereby elects to surrender ________________ Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated ______________________, 20___ under the Corporation's Omnibus Long-Term Incentive Plan (the "Plan") in exchange for Shares as calculated in accordance with Section 3.6(3) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Please issue a certificate or certificates representing the Shares in the name of _______________________________________________________.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of __________________, ______.

________________________________________________
Signature of Participant

_________________________________________________
Name of Participant (Please Print)

APPENDIX "B"

FORM OF RSU AGREEMENT

ZEN GRAPHENE SOLUTIONS LTD.

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement ("RSU Agreement") is granted by ZEN Graphene Solutions Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the restricted share units ("RSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1. Recipient. The Recipient is [⚫] and the address of the Recipient is currently [⚫].

2. Grant of RSUs. The Recipient is hereby granted [⚫] RSUs.

3. Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on [⚫] and terminate on [⚫].

4. Performance Criteria. [⚫].

5. Performance Period. [⚫].

6. Vesting. The RSUs will vest as follows:

[⚫].

7. Transfer of RSUs. The RSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

8. Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

9. Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10. Entire Agreement. This RSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11. Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12. Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

13. Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14. Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this RSU Agreement as of the ______ day of _____________________, 20__.

ZEN GRAPHENE SOLUTIONS LTD.

By:   ________________________________________
         Name:
         Title:

Witness	[Insert Participant's Name]

APPENDIX "C"

FORM OF PSU AGREEMENT

ZEN GRAPHENE SOLUTIONS LTD.

PERFORMANCE SHARE UNIT AGREEMENT

This performance share unit agreement ("PSU Agreement") is granted by ZEN Graphene Solutions Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the performance share units ("PSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this PSU Agreement shall have the meanings set forth in the Plan.

The terms of the PSUs, in addition to those terms set forth in the Plan, are as follows:

1. Recipient. The Recipient is [⚫] and the address of the Recipient is currently [⚫].

2. Grant of PSUs. The Recipient is hereby granted [⚫] PSUs.

3. Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the PSUs granted hereunder, as determined by the Board, shall commence on [⚫] and terminate on [⚫].

4. Performance Criteria. [⚫].

5. Performance Period. [⚫].

6. Vesting. The PSUs will vest as follows:

[⚫].

7. Transfer of PSUs. The PSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

8. Inconsistency. This PSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this PSU Agreement and the Plan, the terms of the Plan shall govern.

9. Severability. Wherever possible, each provision of this PSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this PSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this PSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10. Entire Agreement. This PSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11. Successors and Assigns. This PSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12. Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

13. Governing Law. This PSU Agreement and the PSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14. Counterparts. This PSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this PSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this PSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this PSU Agreement as of the ______ day of _____________________, 20__.

ZEN GRAPHENE SOLUTIONS LTD.

By:   ________________________________________
         Name:
         Title:

Witness	[Insert Participant's Name]

APPENDIX "D"

FORM OF U.S. PARTICIPANT/NON-EMPLOYEE DIRECTOR ELECTION FORM

ZEN GRAPHENE SOLUTIONS LTD.

I ________________[name] wish to defer 100% of my annual retainer (including any annual retainers or fees for service on committees of the Board) for the calendar year [____] and any future calendar years unless and until I make a new election in accordance with the Plan and the Addendum. I, do hereby elect to have a Share Unit Settlement Date of [___] anniversary of the grant date of such RSUs, or if earlier upon my Separation from Service in respect of all of such RSUs (including any accumulated Dividend Share Units), and otherwise in accordance with the Plan and the special provisions of the Addendum to the Plan applicable to U.S. Participants.

I understand that this election shall be irrevocable as of the last date in which I am permitted to make such election in accordance with Section 3 of the Addendum to the Plan and I shall only be permitted to revoke or modify this election up to such date. I understand that this election shall apply to any other grants of RSUs that I may be granted in the future (if any) in respect of any retainer fees payable in future calendar years (and will become irrevocable as of December 31 of the prior calendar year) until I make a later election, which election shall be made no later than the date set forth in Section 3 of the Addendum to the Plan.

All capitalized terms not defined in this Election Form have the meaning set out in the Plan.

I understand and agree that the granting and settlement of RSUs are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Election Form.

Non-Employee Director Name	Date

Witness	Date